Exhibit 99.02

Report of Independent Registered Public Accounting Firm
The Board of Directors of NuStar GP, LLC
and Unitholders of NuStar Energy L.P.:
We have audited the accompanying consolidated balance sheets of NuStar Energy L.P. (a Delaware limited partnership) and subsidiaries (the Partnership) as of December 31, 2014 and 2013, and the related consolidated statements of income (loss), comprehensive income (loss), partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NuStar Energy L.P. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NuStar Energy L.P. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2015 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.
/s/ KPMG LLP
San Antonio, Texas
February 26, 2015

Report of Independent Registered Public Accounting Firm
The Board of Directors of NuStar GP, LLC
and Unitholders of NuStar Energy L.P.:
We have audited NuStar Energy L.P. (a Delaware limited partnership) and subsidiaries’ (the Partnership’s) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, NuStar Energy L.P. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income (loss), comprehensive income (loss), partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 26, 2015 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
San Antonio, Texas
February 26, 2015

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Dollars, Except Unit Data)

	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$87,912	$100,743
Accounts receivable, net of allowance for doubtful accounts of $7,808 and $1,224 as of December 31, 2014 and 2013, respectively	208,314	281,310
Receivable from related parties	164	51,084
Inventories	55,713	138,147
Other current assets	35,944	40,278
Assets held for sale	1,100	21,987
Total current assets	389,147	633,549
Property, plant and equipment, at cost	4,815,396	4,500,837
Accumulated depreciation and amortization	(1,354,664)	(1,190,184)
Property, plant and equipment, net	3,460,732	3,310,653
Intangible assets, net	58,670	71,249
Goodwill	617,429	617,429
Investment in joint ventures	74,223	68,735
Deferred income tax asset	4,429	5,769
Note receivable from related party, net	—	165,440
Other long-term assets, net	314,166	159,362
Total assets	$4,918,796	$5,032,186
Liabilities and Partners’ Equity
Current liabilities:
Accounts payable	$162,056	$298,751
Payable to related party	15,128	8,325
Short-term debt	77,000	—
Accrued interest payable	33,345	33,113
Accrued liabilities	61,025	38,632
Taxes other than income tax	14,121	9,745
Income tax payable	2,517	4,006
Total current liabilities	365,192	392,572
Long-term debt	2,749,452	2,655,553
Long-term payable to related party	33,537	41,139
Deferred income tax liability	27,308	27,350
Other long-term liabilities	27,097	11,778
Commitments and contingencies (Note 16)
Partners’ equity:
Limited partners (77,886,078 common units outstanding as of December 31, 2014 and 2013)	1,744,810	1,921,726
General partner	39,312	43,804
Accumulated other comprehensive loss	(67,912)	(63,394)
Total NuStar Energy L.P. partners’ equity	1,716,210	1,902,136
Noncontrolling interest	—	1,658
Total partners’ equity	1,716,210	1,903,794
Total liabilities and partners’ equity	$4,918,796	$5,032,186
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Thousands of Dollars, Except Unit and Per Unit Data)

	Year Ended December 31,
	2014	2013	2012
Revenues:
Service revenues	$1,026,446	$938,138	$870,157
Product sales	2,048,672	2,525,594	5,075,579
Total revenues	3,075,118	3,463,732	5,945,736
Costs and expenses:
Cost of product sales	1,967,528	2,453,997	4,930,174
Operating expenses:
Third parties	347,189	331,719	392,491
Related party	125,736	122,677	133,654
Total operating expenses	472,925	454,396	526,145
General and administrative expenses:
Third parties	29,146	32,484	42,266
Related party	66,910	58,602	62,490
Total general and administrative expenses	96,056	91,086	104,756
Depreciation and amortization expense	191,708	178,921	159,789
Goodwill impairment loss	—	304,453	22,132
Asset impairment loss	—	—	249,646
Gain on legal settlement	—	—	(28,738)
Total costs and expenses	2,728,217	3,482,853	5,963,904
Operating income (loss)	346,901	(19,121)	(18,168)
Equity in earnings (loss) of joint ventures	4,796	(39,970)	(9,378)
Interest expense, net	(132,281)	(127,119)	(90,535)
Interest income from related party	1,055	6,113	1,219
Other income (expense), net	4,499	7,341	(24,689)
Income (loss) from continuing operations before income tax expense	224,970	(172,756)	(141,551)
Income tax expense	10,801	12,753	24,450
Income (loss) from continuing operations	214,169	(185,509)	(166,001)
Loss from discontinued operations, net of tax	(3,791)	(99,162)	(61,236)
Net income (loss)	210,378	(284,671)	(227,237)
Less loss attributable to noncontrolling interest	(395)	(10,901)	(621)
Net income (loss) attributable to NuStar Energy L.P.	$210,773	$(273,770)	$(226,616)
Net income (loss) per unit applicable to limited partners:
Continuing operations	$2.14	$(2.89)	$(2.79)
Discontinued operations	(0.04)	(1.11)	(0.82)
Total (Note 23)	$2.10	$(4.00)	$(3.61)
Weighted-average limited partner units outstanding	77,886,078	77,886,078	72,957,417
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Thousands of Dollars)

	Year Ended December 31,
	2014	2013	2012
Net income (loss)	$210,378	$(284,671)	$(227,237)

Other comprehensive loss:
Foreign currency translation adjustment, net of income tax expense of $0, $0 and $414	(15,614)	(19,364)	10,677
Net unrealized gain (loss) on cash flow hedges	—	7,213	(94,269)
Net loss reclassified into income on cash flow hedges	10,663	7,570	53,232
Total other comprehensive loss	(4,951)	(4,581)	(30,360)

Comprehensive income (loss)	205,427	(289,252)	(257,597)
Less comprehensive (loss) income attributable to noncontrolling interest	(828)	(10,953)	477
Comprehensive income (loss) attributable to NuStar Energy L.P.	$206,255	$(278,299)	$(258,074)
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of Dollars)

	Year Ended December 31,
	2014	2013	2012
Cash Flows from Operating Activities:
Net income (loss)	$210,378	$(284,671)	$(227,237)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	191,708	184,363	170,651
Amortization of debt related items	8,969	4,329	(7,016)
(Gain) loss on sale or disposition of assets	(3,853)	(7,829)	26,902
Asset and goodwill impairment loss	4,201	406,982	271,778
Gain on legal settlement	—	—	(28,738)
Deferred income tax expense (benefit)	3,467	(6,739)	1,542
Equity in (earnings) loss of joint ventures	(4,796)	39,970	9,378
Distributions of equity in earnings of joint ventures	7,587	7,956	6,364
Changes in current assets and current liabilities (Note 24)	82,418	112,776	90,247
Other, net	18,444	28,082	(14,668)
Net cash provided by operating activities	518,523	485,219	299,203
Cash Flows from Investing Activities:
Capital expenditures	(356,965)	(343,320)	(410,595)
Change in accounts payable related to capital expenditures	4,903	(5,384)	—
Acquisitions	—	—	(315,810)
Investment in other long-term assets	—	—	(2,610)
Proceeds from sale or disposition of assets	26,012	119,006	478,926
Increase in note receivable from related party	(13,328)	(80,961)	(95,711)
Other, net	(853)	(302)	—
Net cash used in investing activities	(340,231)	(310,961)	(345,800)
Cash Flows from Financing Activities:
Proceeds from long-term debt borrowings	743,719	1,738,451	2,549,145
Proceeds from short-term debt borrowings	574,900	—	71,880
Proceeds from note offering, net of issuance costs	—	686,863	247,398
Long-term debt repayments	(623,770)	(2,150,743)	(2,648,475)
Short-term debt repayments	(497,900)	—	(71,880)
Proceeds from issuance of common units, net of issuance costs	—	—	336,415
Contributions from general partner	—	—	7,121
Distributions to unitholders and general partner	(392,204)	(392,204)	(365,279)
Payments for termination of interest rate swaps	—	(33,697)	(5,678)
Other, net	7,070	1,980	(9,978)
Net cash (used in) provided by financing activities	(188,185)	(149,350)	110,669
Effect of foreign exchange rate changes on cash	(2,938)	(7,767)	2,033
Net (decrease) increase in cash and cash equivalents	(12,831)	17,141	66,105
Cash and cash equivalents as of the beginning of the period	100,743	83,602	17,497
Cash and cash equivalents as of the end of the period	$87,912	$100,743	$83,602
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
Years Ended December 31, 2014, 2013 and 2012
(Thousands of Dollars, Except Unit Data)

	Limited Partners		General Partner	Accumulated Other Comprehensive Loss	Total NuStar Energy L.P. Partners’ Equity	Noncontrolling Interest	Total Partners’ Equity
	Units	Amount
Balance as of January 1, 2012	70,756,078	$2,817,069	$62,539	$(27,407)	$2,852,201	$12,134	$2,864,335
Net (loss) income	—	(262,502)	35,886	—	(226,616)	(621)	(227,237)
Other comprehensive (loss) income	—	—	—	(31,458)	(31,458)	1,098	(30,360)
Cash distributions to partners	—	(317,719)	(47,560)	—	(365,279)	—	(365,279)
Issuance of common units, including contribution from general partner	7,130,000	336,739	7,121	—	343,860	—	343,860
Other	—	(324)	—	—	(324)	—	(324)
Balance as of December 31, 2012	77,886,078	2,573,263	57,986	(58,865)	2,572,384	12,611	2,584,995
Net (loss) income	—	(310,652)	36,882	—	(273,770)	(10,901)	(284,671)
Other comprehensive loss	—	—	—	(4,529)	(4,529)	(52)	(4,581)
Cash distributions to partners	—	(341,140)	(51,064)	—	(392,204)	—	(392,204)
Other	—	255	—	—	255	—	255
Balance as of December 31, 2013	77,886,078	1,921,726	43,804	(63,394)	1,902,136	1,658	1,903,794
Net income (loss)	—	164,201	46,572	—	210,773	(395)	210,378
Other comprehensive loss	—	—	—	(4,518)	(4,518)	(433)	(4,951)
Cash distributions to partners	—	(341,140)	(51,064)	—	(392,204)	—	(392,204)
Other	—	23	—	—	23	(830)	(807)
Balance as of December 31, 2014	77,886,078	$1,744,810	$39,312	$(67,912)	$1,716,210	$—	$1,716,210
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2014, 2013 and 2012

1. ORGANIZATION AND OPERATIONS
Organization
NuStar Energy L.P. (NuStar Energy) (NYSE: NS) is engaged in the transportation of petroleum products and anhydrous ammonia, the terminalling and storage of petroleum products and the marketing of petroleum products. Unless otherwise indicated, the terms “NuStar Energy L.P.,” “the Partnership,” “we,” “our” and “us” are used in this report to refer to NuStar Energy L.P., to one or more of our consolidated subsidiaries or to all of them taken as a whole. NuStar GP Holdings, LLC (NuStar GP Holdings) (NYSE: NSH) owns our general partner, Riverwalk Logistics, L.P., and owns a 14.9% total interest in us as of December 31, 2014.
Operations
We conduct our operations through our subsidiaries, primarily NuStar Logistics, L.P. (NuStar Logistics) and NuStar Pipeline Operating Partnership L.P. (NuPOP). We have three business segments: pipeline, storage and fuels marketing.
Pipeline. We own refined product pipelines covering approximately 5,463 miles, which consist of Central West System refined product pipelines, the East Pipeline and the North Pipeline. The East and North Pipelines have storage capacity of approximately 6.3 million barrels. In addition, we own a 2,000 mile anhydrous ammonia pipeline (the Ammonia Pipeline) and 1,180 miles of Central West System crude oil pipelines including approximately 3.5 million barrels of storage capacity. We charge tariffs on a per barrel basis for transporting refined products, crude oil and other feedstocks in our refined product and crude oil pipelines and on a per ton basis for transporting anhydrous ammonia in the Ammonia Pipeline.
Storage. We own terminal and storage facilities in the United States, Canada, Mexico, the Netherlands, including St. Eustatius in the Caribbean, and the United Kingdom providing approximately 80.9 million barrels of storage capacity. Our terminal and storage facilities provide storage, handling and other services on a fee basis for petroleum products, crude oil, specialty chemicals and other liquids.
Fuels Marketing. Within our fuels marketing operations, we purchase crude oil and refined petroleum products for resale. Our fuels marketing segment included asphalt operations prior to the sale of a 50% ownership interest in NuStar Asphalt LLC on September 28, 2012. Please refer to Note 5 for a discussion of the asphalt sales. The activities of the fuels marketing segment expose us to the risk of fluctuations in commodity prices, which has a direct impact on the segment’s results of operations. We enter into derivative contracts to attempt to mitigate the effect of commodity price fluctuations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation
The accompanying consolidated financial statements represent the consolidated operations of the Partnership and our subsidiaries. Noncontrolling interests are separately disclosed on the financial statements. Inter-partnership balances and transactions have been eliminated in consolidation. The operations of certain pipelines and terminals in which we own an undivided interest are proportionately consolidated in the accompanying consolidated financial statements.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews their estimates based on currently available information. Management may revise estimates due to changes in facts and circumstances.
Cash and Cash Equivalents
Cash equivalents are all highly liquid investments with an original maturity of three months or less when acquired.
Restricted Cash
Restricted cash is cash held in escrow restricted to use under certain contractual obligations. Restricted cash is included in “Other current assets” in the consolidated balance sheets.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Accounts Receivable
Accounts receivable represent valid claims against non-affiliated customers for products sold or services rendered. We extend credit terms to certain customers after review of various credit indicators, including the customer’s credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management’s estimate of collectability at the time of their review.
Inventories
Inventories consist of crude oil, refined petroleum products, and materials and supplies. Inventories, except those associated with a qualifying fair value hedge, are valued at the lower of cost or market. Cost is determined using the weighted-average cost method. Our inventory, other than materials and supplies, consists of one end-product category, petroleum products, which we include in the fuels marketing segment. Accordingly, we determine lower of cost or market adjustments on an aggregate basis. Inventories associated with qualifying fair value hedges are valued at current market prices. Materials and supplies are valued at the lower of average cost or market.
Property, Plant and Equipment
We record additions to property, plant and equipment, including reliability and strategic capital expenditures, at cost.
Reliability capital expenditures are capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets and extend their useful lives. Strategic capital expenditures are capital expenditures to expand or upgrade the operating capacity, increase efficiency or increase the earnings potential of existing assets, whether through construction or acquisition, along with certain capital expenditures related to support functions. Repair and maintenance costs associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred.
Depreciation of property, plant and equipment is recorded on a straight-line basis over the estimated useful lives of the related assets. Gains or losses on sales or other dispositions of property are recorded in income and are reported in “Other income (expense), net” in the consolidated statements of income. When property or equipment is retired or otherwise disposed of, the difference between the carrying value and the net proceeds is recognized in the year retired.
Goodwill and Intangible Assets
Goodwill acquired in a business combination is not amortized. Instead, we assess goodwill for impairment annually on October 1, or more frequently if events or changes in circumstances indicate it might be impaired. We have the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. We performed a quantitative goodwill impairment test as of October 1, 2014 and 2013, and we determined that no impairment charges resulted from our October 1, 2014 impairment assessment. See Note 11 for a discussion of the goodwill impairment recognized in 2013. As of October 1, 2012, based on our review of the qualitative factors present, we determined that a quantitative goodwill impairment test was not necessary, and no goodwill impairment had occurred.
We calculate the estimated fair value of each of our reporting units using a weighted-average of values calculated using an income approach and a market approach. The income approach involved estimating the fair value of each reporting unit by discounting its estimated future cash flows using a discount rate, consistent with a market participant’s assumption. The market approach bases the fair value measurement on information obtained from observed stock prices of public companies and recent merger and acquisition transaction data of comparable entities.
Our reporting units to which goodwill has been allocated consist of the following:

•	crude oil pipelines;

•	refined product pipelines;

•	refined product terminals, excluding our St. Eustatius and Point Tupper facilities; and

•	bunkering activity at our St. Eustatius and Point Tupper facilities.

The quantitative impairment test for goodwill consists of a two-step process. Step 1 compares the fair value of the reporting unit to its carrying value including goodwill. The carrying value of each reporting unit equals the total identified assets (including goodwill) less the sum of each reporting unit’s identified liabilities. We used reasonable and supportable methods to assign the assets and liabilities to the appropriate reporting units in a consistent manner. If the carrying value exceeds fair value, there is a potential impairment and step 2 must be performed to determine the amount of goodwill impairment. Step 2 compares the carrying value of the reporting unit’s goodwill to its implied fair value using a hypothetical allocation of the reporting unit’s fair value. If the goodwill carrying value exceeds its implied fair value, the excess is reported as impairment.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Intangible assets are recorded at cost and are assets that lack physical substance (excluding financial assets). Our intangible assets are amortized on a straight-line basis over 10 to 47 years.
Investment in Joint Ventures
We account for our investment in the joint ventures using the equity method of accounting. We report our ownership interest in our equity method investments within “Investment in joint ventures” on the consolidated balance sheet and our portion of the results of operations for our equity method investments in “Equity in earnings (loss) of joint ventures” in the consolidated statements of income (loss). See Note 12 for a discussion of our investments in ST Linden Terminal, LLC and NuStar Asphalt LLC (now known as Axeon Specialty Products LLC, or Axeon).
Note Receivable from Related Party
The note receivable from related party consisted of the amounts due to us from Axeon under a $250.0 million unsecured revolving credit facility. We recognized interest income ratably over the term of the facility in “Interest income from related party” on the consolidated statements of income. Effective upon the sale of our remaining 50% ownership interest in Axeon, this revolving credit facility was converted into a term loan, and its carrying value is now included in “Other long-term assets” on the consolidated balance sheet. The revolving credit facility and term loan are both recorded at the outstanding principal amount, adjusted for equity losses from our investment in Axeon that exceeded the carrying value of our investment in Axeon, and for the fair value of guarantees issued on behalf of Axeon. We recognize interest income for the term loan ratably over the term of the loan in “Interest expense, net” on the consolidated statements of income (loss). See Note 5 and Note 19 for additional information on our agreements with Axeon.
Other Long-Term Assets
“Other long-term assets, net” primarily include the following:

•	the term loan to Axeon (see Note 17 for additional information);

•
funds deposited with a trustee related to revenue bonds issued by the Parish of St. James associated with our St. James terminal expansion (see Note 14 for additional information on the Gulf Opportunity Zone Revenue Bonds);

•	ammonia pipeline linefill and tank heel inventory;

•	deferred financing costs amortized over the life of the related debt obligation using the effective interest method; and

•	long-term derivative assets.
Impairment of Long-Lived Assets
We review long-lived assets, including property, plant and equipment and investment in joint ventures, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We evaluate recoverability using undiscounted estimated net cash flows generated by the related asset or asset group. If the results of that evaluation indicate that the undiscounted cash flows are less than the carrying amount of the asset (i.e, the asset is not recoverable) we perform an impairment analysis. If our intent is to hold the asset for continued use, we determine the amount of impairment as the amount by which the net carrying value exceeds its fair value. If our intent is to sell the asset, and the criteria required to classify an asset as held for sale are met, we determine the amount of impairment as the amount by which the net carrying amount exceeds its fair value less costs to sell. We believe that the carrying amounts of our long-lived assets as of December 31, 2014 are recoverable. See Note 5 for a discussion of impairments of long-lived assets.
Taxes Other than Income Taxes
Taxes other than income taxes include liabilities for ad valorem taxes, franchise taxes, sales and use taxes, excise fees and taxes and value added taxes.
Income Taxes
We are a limited partnership and generally are not subject to federal or state income taxes. Accordingly, our taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, is generally included in the federal and state income tax returns of our partners. For transfers of publicly held units subsequent to our initial public offering, we have made an election permitted by Section 754 of the Internal Revenue Code (the Code) to adjust the common unit purchaser’s tax basis in our underlying assets to reflect the purchase price of the units. This results in an allocation of taxable income and expenses to the purchaser of the common units, including depreciation deductions and gains and losses on sales of assets, based upon the new unitholder’s purchase price for the common units.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We conduct certain of our operations through taxable wholly owned corporate subsidiaries. We account for income taxes related to our taxable subsidiaries using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred taxes using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.
We recognize a tax position if it is more-likely-than-not that the tax position will be sustained, based on the technical merits of the position, upon examination. We record uncertain tax positions in the financial statements at the largest amount of benefit that is more-likely-than-not to be realized. We had no unrecognized tax benefits as of December 31, 2014 and 2013.

NuStar Energy and certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. For U.S. federal and state purposes, as well as for our major non-U.S. jurisdictions, tax years subject to examination are 2010 through 2013, according to standard statute of limitations.
Asset Retirement Obligations
We record a liability for asset retirement obligations at the fair value of the estimated costs to retire a tangible long-lived asset at the time we incur that liability, which is generally when the asset is purchased, constructed or leased, when we have a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the obligation can be made. If a reasonable estimate cannot be made at the time the liability is incurred, we record the liability when sufficient information is available to estimate the fair value.
We have asset retirement obligations with respect to certain of our assets due to various legal obligations to clean and/or dispose of those assets at the time they are retired. However, these assets can be used for an extended and indeterminate period of time as long as they are properly maintained and/or upgraded. It is our practice and current intent to maintain our assets and continue making improvements to those assets based on technological advances. As a result, we believe that our assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire these assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any asset, we estimate the costs of performing the retirement activities and record a liability for the fair value of these costs.
We also have legal obligations in the form of leases and right-of-way agreements, which require us to remove certain of our assets upon termination of the agreement. However, these lease or right-of-way agreements generally contain automatic renewal provisions that extend our rights indefinitely or we have other legal means available to extend our rights. We have recorded a liability of approximately $0.8 million and $0.6 million as of December 31, 2014 and 2013, respectively, which is included in “Other long-term liabilities” in the consolidated balance sheets, for conditional asset retirement obligations related to the retirement of terminal assets with lease and right-of-way agreements.
Environmental Remediation Costs
Environmental remediation costs are expensed and an associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. These environmental obligations are based on estimates of probable undiscounted future costs over a 20-year time period using currently available technology and applying current regulations, as well as our own internal environmental policies. The environmental liabilities have not been reduced by possible recoveries from third parties. Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods.
Product Imbalances
We incur product imbalances as a result of variances in pipeline meter readings and volume fluctuations within the East Pipeline system due to pressure and temperature changes. We use quoted market prices as of the reporting date to value our assets and liabilities related to product imbalances. Product imbalance liabilities are included in “Accrued liabilities” and product imbalance assets are included in “Other current assets” in the consolidated balance sheets.
Revenue Recognition
Revenues for the pipeline segment are derived from interstate and intrastate pipeline transportation of refined product, crude oil and anhydrous ammonia. Transportation revenues (based on pipeline tariffs) are recognized as the refined product, crude oil or anhydrous ammonia is delivered out of the pipelines.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Revenues for the storage segment include fees for tank storage agreements, whereby a customer agrees to pay for a certain amount of storage in a tank over a period of time (storage lease revenues), and throughput agreements, whereby a customer pays a fee per barrel for volumes moving through our terminals for which we charge additional fees (throughput revenues). Our terminals also provide blending, additive injections, handling and filtering services for which we charge additional fees. Certain of our facilities charge fees to provide marine services such as pilotage, tug assistance, line handling, launch service, emergency response services and other ship services. Storage lease revenues are recognized when services are provided to the customer. Throughput revenues are recognized as refined products or crude oil are received in or delivered out of our terminal and as crude oil and certain other refinery feedstocks are received by the related refinery. Revenues for marine services are recognized as those services are provided.
Revenues from the sale of petroleum products, which are included in our fuels marketing segment, are recognized when product is delivered to the customer and title and risk pass to the customer.
We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added and some excise taxes. These taxes are not included in revenue.
Income Allocation
Our net income for each quarterly reporting period is first allocated to the general partner in an amount equal to the general partner’s incentive distribution calculated based upon the declared distribution for the respective reporting period. We allocate the remaining net income among the limited and general partners in accordance with their respective 98% and 2% interests.
Net Income per Unit Applicable to Limited Partners
We have identified the general partner interest and incentive distribution rights as participating securities and use the two-class method when calculating the net income per unit applicable to limited partners, which is based on the weighted-average number of common units outstanding during the period. Basic and diluted net income per unit applicable to limited partners are the same as we have no potentially dilutive securities outstanding.
Comprehensive Income
Comprehensive income consists of net income and other gains and losses affecting partners’ equity that are excluded from net income, such as foreign currency translation adjustments and mark-to-market adjustments on derivative instruments designated and qualifying as cash flow hedges.
Derivative Financial Instruments
We formally document all relationships between hedging instruments and hedged items. This process includes identification of the hedging instrument and the hedged transaction, the nature of the risk being hedged and how the hedging instrument’s effectiveness will be assessed. To qualify for hedge accounting, at inception of the hedge we assess whether the derivative instruments that are used in our hedging transactions are expected to be highly effective in offsetting changes in cash flows or the fair value of the hedged items. Throughout the designated hedge period and at least quarterly, we assess whether the derivative instruments are highly effective and continue to qualify for hedge accounting. To assess the effectiveness of the hedging relationship both prospectively and retrospectively, we use regression analysis to calculate the correlation of the changes in the fair values of the derivative instrument and related hedged item.
We record commodity derivative instruments in the consolidated balance sheets at fair value. We recognize mark-to-market adjustments for derivative instruments designated and qualifying as fair value hedges (Fair Value Hedges) and the related change in the fair value of the associated hedged physical inventory or firm commitment within “Cost of product sales.” For derivative instruments designated and qualifying as cash flow hedges (Cash Flow Hedges), we record the effective portion of mark-to-market adjustments as a component of “Accumulated other comprehensive income” (AOCI) until the underlying hedged forecasted transactions occur and are recognized in income. Any hedge ineffectiveness is recognized immediately in “Cost of product sales.” Once a hedged transaction occurs, we reclassify the effective portion from AOCI to “Cost of product sales.” If it becomes probable that a hedged transaction will not occur, then the associated gains or losses are reclassified from AOCI to “Cost of product sales” immediately. For derivative instruments that have associated underlying physical inventory but do not qualify for hedge accounting (Economic Hedges and Other Derivatives), we record the mark-to-market adjustments in “Cost of product sales.”
We terminated all forward-starting interest rate swaps during the years ended December 31, 2013 and 2012. Prior to December 31, 2013, we were a party to forward-starting interest rate swap agreements for the purpose of hedging the interest rate risk associated with forecasted interest payments of probable debt issuances. Under the terms of these swap agreements, we paid a fixed rate and received a variable rate. We entered into the swaps in order to hedge the risk of changes in the interest payments

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

attributable to changes in the benchmark interest rate during the period from the effective date of the swap to the issuance of the forecasted debt. We accounted for the forward-starting interest rate swaps as Cash Flow Hedges, and we recognized the fair value of each interest rate swap in the consolidated balance sheets. We recorded the effective portion of mark-to-market adjustments as a component of AOCI, and any hedge ineffectiveness was recognized immediately in “Interest expense, net.” The amount accumulated in AOCI is amortized into “Interest expense, net” as the forecasted interest payments occur or if the interest payments are probable not to occur.
We classify cash flows associated with our derivative instruments as operating cash flows in the consolidated statements of cash flows, except for receipts or payments associated with terminated forward-starting interest rate swap agreements, which are included in cash flows from financing activities.
We terminated all fixed-to-floating interest rate swaps during the year ended December 31, 2012. Prior to December 31, 2012, we entered into fixed-to-floating interest rate swap agreements associated with a portion of our fixed-rate senior notes. Under the terms of these swap agreements, we received a fixed rate and paid a variable rate that varied with each agreement. We accounted for the fixed-to-floating interest rate swaps as Fair Value Hedges and recognized the fair value of each interest rate swap in the consolidated balance sheets. The interest rate swap agreements qualified for the shortcut method of accounting. As a result, changes in the fair value of the swaps completely offset the changes in the fair value of the underlying hedged debt.
Although we no longer enter into commodity derivatives without underlying physical inventory, in 2012 we entered into derivative commodity instruments based on our analysis of market conditions in order to attempt to profit from market fluctuations. These derivative instruments were financial positions entered into without underlying physical inventory and are not considered hedges. We recorded these derivatives in the consolidated balance sheets as assets or liabilities at fair value with mark-to-market adjustments recorded in “Product sales.”
See Note 18 for additional information regarding our derivative financial instruments.
Operating Leases
We recognize rent expense on a straight-line basis over the lease term, including the impact of both scheduled rent increases and free or reduced rents (commonly referred to as “rent holidays”).
Unit-based Compensation
NuStar GP, LLC, a wholly owned subsidiary of NuStar GP Holdings, has adopted various long-term incentive plans that provide the Compensation Committee of the Board of Directors of NuStar GP, LLC with the right to grant employees and directors of NuStar GP, LLC providing services to NuStar Energy the right to receive NS common units. NuStar GP, LLC accounts for awards of NS common unit options, restricted units and performance awards at fair value as a derivative, whereby a liability for the award is recorded at inception. Subsequent changes in the fair value of the award are included in the determination of net income. NuStar GP, LLC determines the fair value of NS unit options using the Black-Scholes model at each reporting date. NuStar GP, LLC determines the fair value of NS restricted units and performance awards using the market price of NS common units at each reporting date. However, performance awards are earned only upon NuStar Energy’s achievement of an objective performance measure. NuStar GP, LLC records compensation expense each reporting period such that the cumulative compensation expense recognized equals the current fair value of the percentage of the award that has vested. NuStar GP, LLC records compensation expense related to NS unit options until such options are exercised, and compensation expense related to NS restricted units until the date of vesting.
NuStar GP Holdings has adopted a long-term incentive plan that provides the Compensation Committee of the Board of Directors of NuStar GP Holdings with the right to grant employees, consultants and directors of NuStar GP Holdings and its affiliates, including NuStar GP, LLC, rights to receive NSH common units. NuStar GP Holdings accounts for awards of NSH restricted units and unit options granted to its directors or employees of NuStar GP, LLC at fair value. The fair value of NSH unit options is determined using the Black-Scholes model at the grant date, and the fair value of the NSH restricted unit equals the market price of NSH common units at the grant date. NuStar GP Holdings recognizes compensation expense for NSH restricted units and unit options ratably over the vesting period based on the fair value of the units at the grant date.
Under these long-term incentive plans, certain awards provide that the grantee’s award vests immediately upon retirement. Compensation expense is recognized immediately if these awards are granted to retirement-eligible employees, as defined in each award.  In addition, if, during a vesting period of a grant, the grantee will become retirement-eligible, then compensation expense associated with the grant is recognized from the grant date through the grantee’s retirement eligibility date.
We reimburse NuStar GP, LLC for the expenses resulting from grants of NS and NSH awards under our long-term incentive plans to employees and directors of NuStar GP, LLC. We include such compensation expense in “General and administrative

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

expenses” on the consolidated statements of income. We do not reimburse NuStar GP, LLC for the expense resulting from NSH awards to non-employee directors of NuStar GP Holdings.
Margin Deposits
Margin deposits relate to our exchange-traded derivative contracts and generally vary based on changes in the value of the contracts. Margin deposits are included in “Other current assets” in the consolidated balance sheets.
Foreign Currency Translation
The functional currencies of our foreign subsidiaries are the local currency of the country in which the subsidiary is located, except for our subsidiaries located in St. Eustatius in the Caribbean (formerly the Netherlands Antilles), whose functional currency is the U.S. dollar. The assets and liabilities of our foreign subsidiaries with local functional currencies are translated to U.S. dollars at period-end exchange rates, and income and expense items are translated to U.S. dollars at weighted-average exchange rates in effect during the period. These translation adjustments are included in “Accumulated other comprehensive loss” in the equity section of the consolidated balance sheets. Gains and losses on foreign currency transactions are included in “Other income (expense), net” in the consolidated statements of income.

3. NEW ACCOUNTING PRONOUNCEMENTS

Consolidation
In February 2015, the Financial Accounting Standards Board (FASB) issued new consolidation guidance that modifies the criterion involved in a reporting organization’s evaluation of whether certain legal entities are subject to consolidation under the standard. The standard is effective for public companies for annual and interim reporting periods beginning after December 15, 2015, with early adoption permitted. We are currently assessing the impact of this new guidance on our financial statements and disclosures.

Revenue Recognition
In May 2014, the FASB and the International Accounting Standards Board jointly issued a comprehensive new revenue recognition standard. The standard is effective for public entities for annual and interim periods beginning after December 15, 2016, using one of two retrospective transition methods. Early adoption is not permitted for public entities. We are currently assessing the impact of this new guidance on our financial statements and disclosures, and we have not yet selected a transition method.

Discontinued Operations
In April 2014, the FASB amended the disclosure requirements for discontinued operations. Under the amended guidance, a discontinued operation is defined as the disposal of a component that represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. The amended guidance also requires expanded disclosures about discontinued operations and disposals of a significant part of an entity that do not qualify as discontinued operations. The amended guidance is effective prospectively to new disposals and new classifications of assets held for sale in annual periods beginning after December 15, 2014, and interim periods within those annual periods. Accordingly, we adopted the amended guidance on January 1, 2015.

4. ACQUISITIONS
TexStar Asset Acquisition. On December 13, 2012, we acquired the TexStar Crude Oil Assets (as defined below) from TexStar Midstream Services, LP and certain of its affiliates (collectively, TexStar) for $325.4 million (the TexStar Asset Acquisition), pursuant to an asset purchase agreement. The TexStar Crude Oil Assets consist of approximately 140 miles of crude oil pipelines and gathering lines, as well as five terminals and storage facilities providing 0.6 million barrels of storage capacity. The consolidated statements of income include the results of operations for the TexStar Asset Acquisition in the pipeline segment commencing on December 13, 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We accounted for the TexStar Asset Acquisition using the acquisition method. The fair value of the consideration transferred was allocated based on the estimated fair values of the individual assets acquired and liabilities assumed at the date of acquisition. The purchase price and purchase price allocation was as follows (in thousands of dollars):

Cash paid for the TexStar Asset Acquisition	$315,810
Fair value of liabilities assumed	9,600
Purchase price	$325,410

Accounts receivable	$537
Property, plant and equipment	125,614
Goodwill	131,359
Intangible assets	67,900
Purchase price allocation	$325,410

5. DISPOSITIONS AND DISCONTINUED OPERATIONS
Dispositions
2012 Asphalt Sale. On September 28, 2012, we sold a 50% ownership interest (the 2012 Asphalt Sale) in NuStar Asphalt LLC, previously a wholly owned subsidiary, to an affiliate of Lindsay Goldberg LLC (Lindsay Goldberg), a private investment firm. NuStar Asphalt LLC owns and operates the asphalt refining assets that were previously wholly owned by NuStar Energy, including an asphalt refinery located in Paulsboro, New Jersey and a terminal in Savannah, Georgia (collectively, the Asphalt Operations). Lindsay Goldberg paid $175.0 million for the Class A equity interests (Class A Interests) of NuStar Asphalt LLC, while we retained the Class B equity interests with a fair value of $52.0 million (Class B Interests). We also received $263.8 million from NuStar Asphalt LLC for inventory related to the Asphalt Operations. At closing, the fair value of the consideration we received was less than the carrying amount of the net assets of the Asphalt Operations and we recognized a loss of $23.8 million in “Other income (expense), net” in the consolidated statements of income for the year ended December 31, 2012. Upon closing, we deconsolidated NuStar Asphalt LLC and started reporting our remaining investment in NuStar Asphalt LLC using the equity method of accounting.

2014 Asphalt Sale. On February 26, 2014, we sold our remaining 50% ownership interest in NuStar Asphalt LLC to Lindsay Goldberg (the 2014 Asphalt Sale). Effective February 27, 2014, NuStar Asphalt LLC changed its name to Axeon Specialty Products LLC (Axeon). Lindsay Goldberg now owns 100% of Axeon. As a result of the 2014 Asphalt Sale, we ceased applying the equity method of accounting. Therefore, the results of our investment in Axeon were reported in “Equity in earnings (loss) of joint ventures” in the consolidated statements of income from September 28, 2012 through February 26, 2014. Upon completion of the 2014 Asphalt Sale, the parties agreed to: (i) convert the $250.0 million unsecured revolving credit facility provided by us to Axeon (the NuStar JV Facility) from a revolving credit agreement into a $190.0 million term loan (the Axeon Term Loan); (ii) terminate the terminal services agreements with respect to our terminals in Rosario, NM, Catoosa, OK and Houston, TX; (iii) amend the terminal services agreements for our terminals in Baltimore, MD and Jacksonville, FL; and (iv) transfer ownership of both the Wilmington, NC and Dumfries, VA terminals to Axeon, which were categorized as assets held for sale at December 31, 2013. We have presented transactions between us and Axeon as related party transactions in the consolidated financial statements from September 28, 2012 through February 25, 2014.

The Axeon Term Loan includes scheduled repayments to reduce the outstanding amount from $190.0 million to $175.0 million as of December 31, 2014 and then to $150.0 million on September 30, 2015. Any repayments of the Axeon Term Loan, including those scheduled in 2014 and 2015, are subject to Axeon meeting certain restrictive requirements contained in its third-party asset-based revolving credit facility. Axeon failed to make a scheduled repayment by December 31, 2014, which will increase the interest rate until Axeon makes the repayment. While the Axeon Term Loan does not provide for any other scheduled payments, Axeon is required to use all of its excess cash, as defined in the Axeon Term Loan, to repay the Axeon Term Loan. The Axeon Term Loan must be repaid in full on September 28, 2019. The carrying value of the Axeon Term Loan is included in “Other long-term assets, net” on the consolidated balance sheet as of December 31, 2014.

We will continue to provide credit support, such as guarantees, letters of credit and cash collateral, as applicable, of up to $150.0 million. Our obligation to provide credit support will be reduced by a minimum of $25.0 million beginning February 2016 and will terminate in full no later than September 28, 2019. As of December 31, 2014, we provided guarantees for commodity purchases, lease obligations and certain utilities for Axeon with an aggregate maximum potential exposure of $25.3

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

million, plus two guarantees to suppliers that do not specify a maximum amount. A majority of these guarantees have no expiration date. As of December 31, 2014, we have also provided $50.1 million in letters of credit on behalf of Axeon. In the event we are obligated to perform under any of these guarantees or letters of credit, the amount paid by us will be treated as additional borrowings under the Axeon Term Loan. See Note 17 for a discussion on the fair value of these guarantees.

Asphalt Operations Impairments. In anticipation of the 2012 Asphalt Sale, we evaluated the goodwill and other long-lived assets associated with the Asphalt Operations for potential impairment. The estimated fair value of the Asphalt Operations reporting unit was less than its carrying value, which resulted in the recognition of a goodwill impairment loss of $22.1 million in the second quarter of 2012. In addition, in the second quarter of 2012, we recorded an asset impairment loss of $244.2 million in order to write-down the carrying value of long-lived assets related to the Asphalt Operations, including fixed assets, intangible assets and other long-term assets, to their estimated fair value. The goodwill impairment loss and the asset impairment loss related to the Asphalt Operations were reported in the fuels marketing segment.

The Asphalt Operations asset impairment loss consisted of the following:

Year Ended December 31, 2012
(Thousands of Dollars)
Property, plant and equipment, net	$232,759
Intangible assets, net	6,564
Other long-term assets, net	4,902
Asset impairment loss	$244,225

Discontinued Operations
Terminals Dispositions. As of December 31, 2013, in addition to the terminals located in Wilmington, NC and Dumfries, VA that were transferred to Axeon as described above, we identified several non-strategic, underperforming terminal facilities and decided to divest those facilities. As a result, we classified the associated assets as “Assets held for sale” on the consolidated balance sheet. As of December 31, 2014 and 2013, assets held for sale consisted of property, plant and equipment of $1.1 million and $22.0 million, respectively. We presented the results of operations for those facilities, which were previously reported in the storage segment, as discontinued operations for all periods presented. We allocated interest expense of $0.8 million, $1.4 million and $0.8 million for the years ended December 31, 2014, 2013 and 2012, respectively, to discontinued operations based on the ratio of net assets discontinued to consolidated net assets.

In connection with the plan for disposal, we determined that the estimated fair value, less cost to sell, was less than the carrying amount of each disposal group, resulting in an impairment loss of $102.5 million. Since these terminal facilities met the required criteria to be classified as assets held for sale on the consolidated balance sheet, we recorded the impairment loss in “Loss from discontinued operations, net of tax” on the consolidated statement of income for the year ended December 31, 2013.

The impairment loss consisted of the following:

Year Ended December 31, 2013
(Thousands of Dollars)
Property, plant and equipment, net	$68,213
Intangible assets, net (customer relationships)	6,856
Goodwill	27,460
Asset impairment loss	$102,529

In September 2014, we sold our 75% interest in our facility in Mersin, Turkey for proceeds of $13.4 million. We recognized a gain of $3.7 million, which is included in discontinued operations for the year ended December 31, 2014. In June 2014, we sold three terminals located in Mobile, AL with an aggregate storage capacity of 1.8 million barrels for proceeds of $13.7 million. In April 2012, we sold five terminals in Georgia and Alabama with an aggregate storage capacity of 1.8 million barrels for proceeds of $30.8 million.

San Antonio Refinery Disposition. On January 1, 2013, we sold our fuels refinery in San Antonio, Texas (the San Antonio Refinery) and related assets for approximately $117.0 million (the San Antonio Refinery Sale). We have presented the results of

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

operations for the San Antonio Refinery and related assets as discontinued operations for all periods presented. We allocated interest expense of $3.9 million for the year ended December 31, 2012 to discontinued operations based on the ratio of net assets discontinued to consolidated net assets. We recognized a gain of $9.3 million on the sale, which is included in discontinued operations for the year ended December 31, 2013.

The following table summarizes the results from discontinued operations for the terminal dispositions and the San Antonio Refinery:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
Revenues	$4,265	$7,758	$571,071

Loss before income tax expense	$(3,791)	$(106,033)	$(63,165)

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS
The changes in the allowance for doubtful accounts consisted of the following:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
Balance as of beginning of year	$1,224	$808	$2,147
Increase in allowance	7,649	1,039	27
Accounts charged against the allowance, net of recoveries	(1,065)	(625)	(1,367)
Foreign currency translation	—	2	1
Balance as of end of year	$7,808	$1,224	$808

7. INVENTORIES
Inventories consisted of the following:

	December 31,
	2014	2013
	(Thousands of Dollars)
Crude oil	$3,527	$6,485
Finished products	43,206	123,656
Materials and supplies	8,980	8,006
Total	$55,713	$138,147
Our finished products consist of intermediates, gasoline, distillates and other petroleum products. Materials and supplies mainly consist of blending and additive chemicals and maintenance materials used in our pipeline and storage segments.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8. OTHER CURRENT ASSETS
Other current assets consisted of the following:

	December 31,
	2014	2013
	(Thousands of Dollars)
Prepaid expenses	$16,140	$16,487
Restricted cash	—	9,316
Derivative assets	16,362	4,948
Margin deposits	—	3,285
Product advances	2,392	3,076
Other	1,050	3,166
Other current assets	$35,944	$40,278

9. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, at cost, consisted of the following:

	Estimated Useful Lives			December 31,
				2014	2013
	(Years)			(Thousands of Dollars)
Land		—		$120,351	$129,731
Land and leasehold improvements	5	-	40	160,283	142,122
Buildings	15	-	40	134,857	133,531
Pipelines, storage and terminals	20	-	40	3,963,134	3,787,499
Rights-of-way	20	-	40	160,008	155,833
Construction in progress		—		276,763	152,121
Total				4,815,396	4,500,837
Less accumulated depreciation and amortization				(1,354,664)	(1,190,184)
Property, plant and equipment, net				$3,460,732	$3,310,653
Capitalized interest costs added to property, plant and equipment totaled $5.7 million, $4.5 million and $7.7 million for the years ended December 31, 2014, 2013 and 2012, respectively. Depreciation and amortization expense for property, plant and equipment totaled $177.3 million, $168.8 million and $157.8 million for the years ended December 31, 2014, 2013 and 2012, respectively, which includes depreciation expense included in “Loss from discontinued operations, net of tax” on the consolidated statements of income (loss).

10. INTANGIBLE ASSETS
Intangible assets consisted of the following:

	December 31, 2014		December 31, 2013
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
	(Thousands of Dollars)
Customer relationships	$126,566	$(69,711)	$127,614	$(58,230)
Other	2,359	(544)	2,359	(494)
Total	$128,925	$(70,255)	$129,973	$(58,724)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

All of our intangible assets are subject to amortization. Amortization expense for intangible assets was $12.6 million, $13.8 million and $7.8 million for the years ended December 31, 2014, 2013 and 2012, respectively. The estimated aggregate amortization expense for the next five years is as follows:

Amortization Expense
(Thousands of Dollars)
2015	$9,709
2016	$6,840
2017	$6,840
2018	$6,840
2019	$6,840

11. GOODWILL

Changes in the carrying amount of goodwill by segment were as follows:

	Pipeline	Storage	Fuels Marketing	Total
	(Thousands of Dollars)
Balances as of January 1, 2013:
Goodwill	$302,744	$617,157	$53,255	$973,156
Accumulated impairment losses	—	—	(22,132)	(22,132)
Net goodwill	302,744	617,157	31,123	951,024

Activity for the year ended December 31, 2013:
TexStar Asset Acquisition final purchase price allocation	3,463	—	—	3,463
Other (a)	—	(5,145)	—	(5,145)
Impairment losses	—	(331,913)	—	(331,913)

Balances as of December 31, 2013 and 2014:
Goodwill	306,207	612,012	53,255	971,474
Accumulated impairment losses	—	(331,913)	(22,132)	(354,045)
Net goodwill	$306,207	$280,099	$31,123	$617,429

(a)	Includes foreign currency translation adjustments.

2013 Goodwill Impairment
The estimated fair value of the Statia Terminals reporting unit was less than its carrying value. To determine the amount of goodwill impairment loss, we first considered whether any other assets assigned to the Statia Terminals reporting unit were impaired. The only significant assets of this reporting unit, other than goodwill, consist of property, plant and equipment, which we determined were fully recoverable. The hypothetical fair value allocation for the Statia Terminals reporting unit indicated the estimated fair value of goodwill was $0. As a result, we recognized a $304.5 million goodwill impairment charge in the fourth quarter of 2013, which represented all of the goodwill allocated to the Statia Terminals reporting unit.

The goodwill impairment charge resulted from changes in demand for storage at our St. Eustatius and Point Tupper terminal locations. Increased supply from various shale formations within the U.S. has reduced the need for storage at these locations, which historically functioned as break bulk facilities for light crude moving from foreign sources into the U.S. These changes in crude flow patterns, as well as the backwardation of the forward pricing curve, reduced demand at these terminals. Primarily resulting from those factors, a customer at our St. Eustatius terminal vacated a significant portion of its storage in the fourth quarter of 2013.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12. INVESTMENT IN JOINT VENTURES

ST Linden Terminal, LLC. The 44-acre facility provides deep-water terminalling capabilities in the New York Harbor and primarily stores petroleum products, including gasoline, jet fuel and fuel oils. As part of our acquisition of Kaneb Pipeline Partners, L.P. and Kaneb Services LLC in July 2005 (the Kaneb Acquisition), we acquired a 50% ownership interest in ST Linden Terminal, LLC (Linden), with the remaining 50% owned by Linden Holding Corp. In connection with the Kaneb Acquisition, we recorded our investment in Linden at fair value, which exceeded our 50% share of its members’ equity. This excess totaled $42.3 million and $42.6 million as of December 31, 2014 and 2013, respectively, a portion of which is being amortized into expense over the average life of the assets held by Linden, or 25 years. The remaining balance not amortized represents goodwill of Linden. On January 2, 2015, we acquired full ownership of Linden by purchasing the remaining ownership interest from Linden Holding Corp for $142.5 million.

Axeon. Axeon was owned 50% by the Partnership and 50% by Lindsay Goldberg. On February 26, 2014, we sold our remaining 50% ownership interest in Axeon. See Note 5 for additional discussion.

13. ACCRUED LIABILITIES
Accrued liabilities consisted of the following:

	December 31,
	2014	2013
	(Thousands of Dollars)
Derivative liabilities	$4,623	$2,233
Employee wages and benefit costs	32,349	16,698
Unearned income	10,884	8,225
TexStar Asset Acquisition contingent consideration	—	1,318
Other	13,169	10,158
Accrued liabilities	$61,025	$38,632

14. DEBT
Long-term debt consisted of the following:

				December 31,
	Maturity			2014	2013
				(Thousands of Dollars)
$1.5 billion revolving credit agreement		2019		$601,496	$503,036
4.75% senior notes		2022		250,000	250,000
6.75% senior notes		2021		300,000	300,000
4.80% senior notes		2020		450,000	450,000
7.65% senior notes		2018		350,000	350,000
7.625% subordinated notes		2043		402,500	402,500
Gulf Opportunity Zone revenue bonds	2038	thru	2041	365,440	365,440
Net fair value adjustments and unamortized discounts		N/A		30,016	34,577
Total long-term debt				$2,749,452	$2,655,553

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The long-term debt repayments are due as follows (in thousands):

2015 - 2017	$—
2018	350,000
2019	601,496
Thereafter	1,767,940
Total repayments	2,719,436
Net fair value adjustments and unamortized discounts	30,016
Total long-term debt	$2,749,452
Interest payments totaled $135.0 million, $118.3 million and $118.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.
Revolving Credit Agreement
On October 29, 2014, NuStar Logistics amended and restated its $1.5 billion five-year revolving credit agreement (the Revolving Credit Agreement), which matures on October 29, 2019. The Revolving Credit Agreement includes an option allowing NuStar Logistics to request an aggregate increase in the commitments from the lenders of up to $250.0 million (after which increase the aggregate commitment from all lenders shall not exceed $1.75 billion). The Revolving Credit Agreement also includes the ability to borrow up to the equivalent of $250.0 million in Euros and up to the equivalent of $250.0 million in British Pounds Sterling. Obligations under the Revolving Credit Agreement are guaranteed by NuStar Energy and NuPOP. NuPOP will be released from its guarantee of the Revolving Credit Agreement when it no longer guarantees indebtedness of NuStar Energy or its subsidiaries in an aggregate principal amount exceeding $200.0 million. For the year ended December 31, 2014, we recorded deferred issuance costs of $4.8 million associated with the Revolving Credit Agreement to “Other long-term assets, net” on the consolidated balance sheet.
The Revolving Credit Agreement bears interest, at our option, based on an alternative base rate, a LIBOR-based rate or a EURIBOR-based rate. The interest rate on the Revolving Credit Agreement is subject to adjustment if our debt rating is downgraded (or upgraded) by certain credit rating agencies. As of December 31, 2014, our weighted-average interest rate was 2.0%. During the year ended December 31, 2014, the weighted-average interest rate related to borrowings under the Revolving Credit Agreement was 2.2%.
The Revolving Credit Agreement contains customary restrictive covenants, such as limitations on indebtedness, liens, mergers, asset transfers and certain investing activities. In addition, the Revolving Credit Agreement requires us to maintain, as of the end of each rolling period of four consecutive fiscal quarters, a consolidated debt coverage ratio (consolidated debt to consolidated EBITDA, each as defined in the Revolving Credit Agreement) not to exceed 5.00-to-1.00. If we consummate an acquisition for an aggregate net consideration of at least $50.0 million, the maximum consolidated debt coverage ratio will increase to 5.50-to-1.00 for two rolling periods. The Revolving Credit Agreement permits unlimited investments in joint ventures and unconsolidated subsidiaries, provided that no default exists and we would be in compliance with the consolidated debt coverage ratio, but limits the amount of cash distributions for such joint ventures and unconsolidated subsidiaries included in the calculation of the consolidated debt coverage ratio to 20% of consolidated EBITDA. The requirement not to exceed a maximum consolidated debt coverage ratio may limit the amount we can borrow under the Revolving Credit Agreement to an amount less than the total amount available for borrowing. As of December 31, 2014, our consolidated debt coverage ratio was 4.0x, and we had $842.3 million available for borrowing.
Letters of credit issued under our Revolving Credit Agreement totaled $56.2 million as of December 31, 2014. Letters of credit are limited to $750.0 million (including up to the equivalent of $25.0 million in Euros and up to the equivalent of $25.0 million in British Pounds Sterling) and also may restrict the amount we can borrow under the Revolving Credit Agreement.
Notes
NuStar Logistics’ Senior Notes. On August 19, 2013, NuStar Logistics issued $300.0 million of 6.75% senior notes due February 1, 2021. We received net proceeds of approximately $296.0 million, which we used for general partnership purposes, including repayment of outstanding borrowings under our Revolving Credit Agreement. Interest is payable semi-annually in arrears for the $250.0 million of 4.75% senior notes, $300.0 million of 6.75% senior notes, $450.0 million of 4.80% senior notes and $350.0 million of 7.65% senior notes (collectively, the NuStar Logistics Senior Notes). The interest rate payable on the 7.65% senior notes is subject to adjustment if our debt rating is downgraded (or upgraded) by certain credit rating agencies and is at 8.2% as of December 31, 2014. The NuStar Logistics Senior Notes do not have sinking fund requirements. These notes rank equally with existing senior unsecured indebtedness of NuStar Logistics and contain restrictions on NuStar

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Logistics’ ability to incur secured indebtedness unless the same security is also provided for the benefit of holders of the NuStar Logistics Senior Notes. In addition, the NuStar Logistics Senior Notes limit NuStar Logistics’ ability to incur indebtedness secured by certain liens and to engage in certain sale-leaseback transactions. At the option of NuStar Logistics, the NuStar Logistics Senior Notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date.
The NuStar Logistics Senior Notes are fully and unconditionally guaranteed by NuStar Energy and NuPOP. NuPOP will be released from its guarantee of senior notes issued by NuStar Logistics when it no longer guarantees any obligations of NuStar Energy, or any of its subsidiaries, including NuStar Logistics, under any bank facility or public debt instrument.
In 2013, we repaid Nustar Logistics’ $229.9 million of 6.05% senior notes due March 15, 2013 and NuPOP’s $250.0 million of 5.875% senior notes due June 1, 2013, both with borrowings under the Revolving Credit Agreement.

NuStar Logistics’ 7.625% Fixed-to-Floating Rate Subordinated Notes. NuStar Logistics’ $402.5 million of 7.625% fixed-to-floating rate subordinated notes are due January 15, 2043 (the Subordinated Notes). The Subordinated Notes are fully and unconditionally guaranteed on an unsecured and subordinated basis by NuStar Energy and NuPOP. The Subordinated Notes bear interest at a fixed annual rate of 7.625%, payable quarterly in arrears beginning on April 15, 2013 and ending on January 15, 2018. Thereafter, the Subordinated Notes will bear interest at an annual rate equal to the sum of the three-month LIBOR rate for the related quarterly interest period, plus 6.734% payable quarterly, commencing April 15, 2018, unless payment is deferred in accordance with the terms of the notes. NuStar Logistics may elect to defer interest payments on the Subordinated Notes on one or more occasions for up to five consecutive years. Deferred interest will accumulate additional interest at a rate equal to the interest rate then applicable to the Subordinated Notes until paid. If NuStar Logistics elects to defer interest payments, NuStar Energy cannot declare or make cash distributions to its unitholders during the period interest is deferred.
The Subordinated Notes do not have sinking fund requirements and are subordinated to existing senior unsecured indebtedness of NuStar Logistics and NuPOP. The Subordinated Notes do not contain restrictions on NuStar Logistics’ ability to incur additional indebtedness, including debt that ranks senior in priority of payment to the notes. In addition, the Subordinated Notes do not limit NuStar Logistics’ ability to incur indebtedness secured by liens or to engage in certain sale-leaseback transactions. At the option of NuStar Logistics, the Subordinated Notes may be redeemed in whole or in part at any time at a redemption price, which may include a make-whole premium, plus accrued and unpaid interest to the redemption date.
Gulf Opportunity Zone Revenue Bonds
In 2008, 2010 and 2011, the Parish of St. James, where our St. James, Louisiana, terminal is located, issued Revenue Bonds (NuStar Logistics, L.P. Project) Series 2008, Series 2010, Series 2010A, Series 2010B and Series 2011 associated with our St. James terminal expansion pursuant to the Gulf Opportunity Zone Act of 2005 (collectively, the Gulf Opportunity Zone Revenue Bonds). The interest rates on these bonds are based on a weekly tax-exempt bond market interest rate, and interest is paid monthly. Following the issuance, the proceeds were deposited with a trustee and are disbursed to us upon our request for reimbursement of expenditures related to our St. James terminal expansion. We include the amount remaining in trust in “Other long-term assets, net,” and we include the amount of bonds issued in “Long-term debt” in our consolidated balance sheets. For the years ended December 31, 2014 and 2013, the amount received from the trustee totaled $11.9 million and $43.1 million, respectively.
NuStar Logistics is solely obligated to service the principal and interest payments associated with the Gulf Opportunity Zone Revenue Bonds. Letters of credit were issued on our behalf to guarantee the payment of interest and principal on the bonds. All letters of credit rank equally with existing senior unsecured indebtedness of NuStar Logistics. The letters of credit issued by individual banks do not restrict the amount we can borrow under the Revolving Credit Agreement.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes the Gulf Opportunity Zone Revenue Bonds outstanding as of December 31, 2014:

Date Issued	Maturity Date	Amount Outstanding	Amount of Letter of Credit	Amount Received from Trustee	Amount Remaining in Trust	Average Annual Interest Rate
		(Thousands of Dollars)
June 26, 2008	June 1, 2038	$55,440	$56,169	$55,440	$—	0.1%
July 15, 2010	July 1, 2040	100,000	101,315	100,000	—	0.1%
October 7, 2010	October 1, 2040	50,000	50,658	35,760	14,240	0.1%
December 29, 2010	December 1, 2040	85,000	86,118	27,689	57,311	0.1%
August 29, 2011	August 1, 2041	75,000	75,986	75,000	—	0.1%
	Total	$365,440	$370,246	$293,889	$71,551

UK Term Loan
In 2013, we repaid our UK subsidiary, NuStar Terminals Limited’s, £21 million amended and restated term loan, which matured on December 10, 2013, with borrowings under the Revolving Credit Agreement.

Short-term Lines of Credit
In 2014, we entered into two short-term line of credit agreements with an aggregate uncommitted borrowing capacity of up to $80.0 million. The agreements allow us to better manage fluctuations in our daily cash requirements and minimize our excess cash balances. The interest rate and maturity vary and are determined at the time of the borrowing. We had $77.0 million outstanding under these lines of credit as of December 31, 2014. The weighted-average interest rate related to outstanding borrowings under these short-term lines of credit during the year ended December 31, 2014 was 1.8%.

15. HEALTH, SAFETY AND ENVIRONMENTAL MATTERS
Our operations are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures, pipeline integrity and operator qualifications, among others. Our operations are also subject to extensive federal and state health and safety laws and regulations, including those relating to worker and pipeline safety. The principal environmental and safety risks associated with our operations relate to unauthorized or unpermitted emissions into the air, unauthorized releases into soil, surface water or groundwater, and personal injury and property damage. Compliance with these environmental, health and safety laws, regulations and permits increases our capital expenditures and our overall cost of business, and violations of these laws, regulations or permits can result in significant civil and criminal liabilities, injunctions or other penalties.
Most of our pipelines are subject to federal regulation by one or more of the following governmental agencies or laws: the Federal Energy Regulatory Commission (the FERC), the Surface Transportation Board (the STB), the Department of Transportation (DOT), the Environmental Protection Agency (EPA) and the Homeland Security Act. Additionally, the operations and integrity of the pipelines are subject to the respective state jurisdictions along the route of the systems.
We have adopted policies, practices and procedures including in the areas of pollution control, pipeline integrity, operator qualifications, public relations and education, process safety management, occupational health and the handling, storage, use and disposal of hazardous materials, that are designed to prevent material environmental or other damage, to ensure the safety of our pipelines, our employees, the public and the environment and to limit the financial liability that could result from such events. Future governmental action and regulatory initiatives could result in changes to expected operating permits and procedures, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time. In addition, contamination resulting from spills of petroleum and other products occurs within the industry. Risks of additional costs and liabilities are inherent within the industry, and there can be no assurances that significant costs and liabilities will not be incurred in the future.
Environmental and safety exposures and liabilities are difficult to assess and estimate due to unknown factors such as the timing and extent of remediation, the determination of our liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental and safety laws and regulations may change in the future. Although environmental and safety costs may have a significant impact on the results of operations for any single period, we believe that such costs will not have a material adverse effect on our financial position.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The balance of and changes in the accruals for environmental matters were as follows:

	Year Ended December 31,
	2014	2013
	(Thousands of Dollars)
Balance as of the beginning of year	$6,233	$13,451
Additions to accrual	3,292	3,623
Payments	(2,878)	(2,940)
San Antonio Refinery Sale	—	(7,910)
Foreign currency translation	(49)	9
Balance as of the end of year	$6,598	$6,233

Accruals for environmental matters are included in the consolidated balance sheets as follows:

	December 31,
	2014	2013
	(Thousands of Dollars)

Accrued liabilities	$3,518	$3,299
Other long-term liabilities	3,080	2,934
Accruals for environmental matters	$6,598	$6,233

16. COMMITMENTS AND CONTINGENCIES
Contingencies
We have contingent liabilities resulting from various litigation, claims and commitments. We record accruals for loss contingencies when losses are considered probable and can be reasonably estimated. Legal fees associated with defending the Partnership in legal matters are expensed as incurred. As of December 31, 2014, we have accrued $2.1 million for contingent losses. The amount that will ultimately be paid related to these matters may differ from the recorded accruals, and the timing of such payments is uncertain. In addition, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on our results of operations, financial position or liquidity.
Commitments
Future minimum rental payments applicable to all noncancellable operating leases and purchase obligations as of December 31, 2014 are as follows:

	Payments Due by Period
	2015	2016	2017	2018	2019	There- after	Total
	(Thousands of Dollars)
Operating leases	$30,179	$26,135	$21,885	$19,536	$13,297	$66,635	$177,667
Purchase obligations	6,294	3,880	694	216	—	—	11,084
Rental expense for all operating leases totaled $46.1 million, $52.9 million and $73.9 million for the years ended December 31, 2014, 2013 and 2012, respectively, including rental expense included in “Loss from discontinued operations, net of tax” on the consolidated statements of income. Our operating leases consist primarily of the following:

•	a ten-year lease for tugs and barges utilized at our St. Eustatius facility for bunker fuel sales, with two five-year renewal options; and

•	land leases at various terminal facilities.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

17. FAIR VALUE MEASUREMENTS
We segregate the inputs used in measuring fair value into three levels: Level 1, defined as observable inputs such as quoted prices for identical assets or liabilities in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists. We consider counterparty credit risk and our own credit risk in the determination of all estimated fair values.
Recurring Fair Value Measurements
The following assets and liabilities are measured at fair value on a recurring basis:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Assets:
Other current assets:
Product imbalances	$117	$—	$—	$117
Commodity derivatives	11,009	5,353	—	16,362
Total	$11,126	$5,353	$—	$16,479
Liabilities:
Accrued liabilities:
Product imbalances	$(1,388)	$—	$—	$(1,388)
Commodity derivatives	—	(4,623)	—	(4,623)
Other long-term liabilities:
Guarantee liability	—	—	(580)	(580)
Total	$(1,388)	$(4,623)	$(580)	$(6,591)

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Assets:
Other current assets:
Product imbalances	$1,980	$—	$—	$1,980
Commodity derivatives	—	4,948	—	4,948
Other long-term assets, net:
Commodity derivatives	—	6,977	—	6,977
Total	$1,980	$11,925	$—	$13,905
Liabilities:
Accrued liabilities:
Product imbalances	$(2,190)	$—	$—	$(2,190)
Commodity derivatives	(1,433)	(800)	—	(2,233)
Contingent consideration	—	—	(1,318)	(1,318)
Other long-term liabilities:
Commodity derivatives	—	(1,575)	—	(1,575)
Guarantee liability	—	—	(1,880)	(1,880)
Total	$(3,623)	$(2,375)	$(3,198)	$(9,196)
Product Imbalances. We value our assets and liabilities related to product imbalances using quoted market prices in active markets as of the reporting date.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Commodity Derivatives. We base the fair value of certain of our commodity derivative instruments on quoted prices on an exchange; accordingly, we include these in Level 1 of the fair value hierarchy. We also have derivative instruments for which we determine fair value using industry pricing services and other observable inputs, such as quoted prices on an exchange for similar derivative instruments. Therefore, we include these derivative instruments in Level 2 of the fair value hierarchy. See Note 18 for a discussion of our derivative instruments.

Contingent Consideration. In connection with the TexStar Asset Acquisition, we could have been obligated to pay additional consideration to TexStar, depending upon the cost of work required to complete certain assets and obtain outstanding real estate rights (collectively, the Contingent Consideration). In August 2014, we settled with TexStar and reduced the associated liability to $0.

Guarantees. As of December 31, 2014 and 2013, we recorded a liability of $0.6 million and $1.9 million, respectively, representing the fair value of guarantees we have issued on behalf of Axeon. We estimated the fair value considering the probability of default by Axeon and an estimate of the amount we would be obligated to pay under the guarantees at the time of default. We calculated the fair value based on the guarantees outstanding as of December 31, 2014 and 2013, totaling $25.3 million and $79.7 million, respectively, plus two guarantees that do not specify a maximum amount. Our estimate of the fair value is based on significant inputs not observable in the market and thus falls within Level 3 of the fair value hierarchy. See Note 5 for a discussion of our financing agreements with Axeon.

In the event we are obligated to perform under these guarantees, that amount paid by us will be treated as additional borrowings under the Axeon Term Loan. As a result, we increased the carrying value of the note receivable from Axeon by the same amount as the increase to the liability for the fair value of the guarantees outstanding as of December 31, 2014.

The following table summarizes the activity in our Level 3 liabilities:

Year Ended December 31, 2014
(Thousands of Dollars)
Beginning balance	$3,198
Amounts settled	(870)
Adjustment to guarantee liability	(1,300)
Changes in fair value recorded in earnings:
Operating expenses	(448)
Ending balance	$580

Non-recurring Fair Value Measurements
We classified the property, plant and equipment associated with certain terminals as “Assets held for sale” on the consolidated balance sheet and recorded those assets at fair value, less costs to sell. As of December 31, 2014, the fair value totaled $1.1 million, based on the sales price of the terminal. We estimated the fair value of $22.0 million as of December 31, 2013, using a weighted-average of values calculated using an income approach and a market approach. The income approach calculates fair value by discounting the estimated net cash flows generated by the related terminal. The market approach involves estimating the fair value measurement on an earnings multiple based on public company transaction data. Our estimate of the fair value is based on significant inputs not observable in the market and thus falls within Level 3 of the fair value hierarchy.

Fair Value of Financial Instruments
We recognize cash equivalents, receivables, note receivables, payables and debt in our consolidated balance sheets at their carrying amounts. The fair values of these financial instruments, except for a note receivable from Axeon and long-term debt, approximate their carrying amounts. The estimated fair values and carrying amounts of the debt and note receivable were as follows:

	December 31, 2014		December 31, 2013
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
	(Thousands of Dollars)
Long-term debt	$2,764,242	$2,749,452	$2,636,734	$2,655,553
Note receivable from Axeon	$164,386	$169,235	$133,416	$165,440

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We estimated the fair value of our publicly-traded senior notes based upon quoted prices in active markets; therefore, we determined the fair value of our publicly-traded senior notes falls in Level 1 of the fair value hierarchy. For our other debt, for which a quoted market price is not available, we estimated the fair value using a discounted cash flow analysis using current incremental borrowing rates for similar types of borrowing arrangements and determined the fair value falls in Level 2 of the fair value hierarchy.

We estimated the fair value of the note receivable using discounted cash flows, which use observable inputs such as time to maturity and market interest rates, and determined the fair value falls in Level 2 of the fair value hierarchy. See Note 5 for additional information on the note receivable from Axeon.

As of December 31, 2014, the carrying amount of the note receivable from Axeon is $169.2 million, consisting of the following: (i) the outstanding principal amount from the Axeon Term Loan of $190.0 million; (ii) plus the fair value of guarantees of $0.6 million; and (iii) less equity losses from our investment in Axeon of $21.3 million incurred prior to the 2014 Asphalt Sale and after the carrying value of our equity investment in Axeon was reduced to zero.

18. DERIVATIVES AND RISK MANAGEMENT ACTIVITIES
We utilize various derivative instruments to manage our exposure to commodity price risk and interest rate risk. Our risk management policies and procedures are designed to monitor interest rates, futures and swap positions and over-the-counter positions, as well as physical volumes, grades, locations and delivery schedules, to help ensure that our hedging activities address our market risks. Our risk management committee oversees our trading controls and procedures and certain aspects of commodity and trading risk management. Our risk management committee also reviews all new commodity and trading risk management strategies in accordance with our risk management policy, as approved by our board of directors.

Interest Rate Risk
We were a party to certain interest rate swap agreements to manage our exposure to changes in interest rates. We entered into fixed-to-floating interest rate swap agreements associated with a portion of our fixed-rate senior notes. We accounted for our fixed-to-floating interest rate swaps as fair value hedges. In 2012, we entered into and terminated fixed-to-floating interest rate swap agreements with an aggregate notional amount of $200.0 million related to our 4.75% senior notes issued on February 2, 2012. We also terminated fixed-to-floating interest rate swap agreements with an aggregate notional amount of $270.0 million associated with 4.80% senior notes. Under the terms of these interest rate swap agreements, we received a fixed rate of 4.75% and 4.80% and paid a variable rate based on one month USD LIBOR, plus a percentage that varies with each agreement. We received $19.7 million in connection with the terminations, which are amortizing into “Interest expense, net” over the remaining lives of the 4.75% and 4.80% senior notes. The termination payments are included in cash flows from financing activities on the consolidated statements of cash flows. We had no fixed-to-floating interest rate swaps as of December 31, 2014 and 2013.

We were also a party to forward-starting interest rate swap agreements related to the interest payments associated with forecasted probable debt issuances in 2013. Under the terms of the swaps, we paid a fixed rate and received a rate based on three month USD LIBOR. We entered into these swaps in order to hedge the risk of changes in the interest payments attributable to changes in the benchmark interest rate during the period from the effective date of the swap to the issuance of the forecasted debt. These swaps qualified, and we designated them, as cash flow hedges of future interest payments associated with forecasted debt issuances. In connection with the issuance of the 4.75% senior notes on February 2, 2012, we terminated forward-starting interest rate swap agreements with an aggregate notional amount of $225.0 million. We paid $25.4 million in connection with the terminations, which is being reclassified out of “Accumulated other comprehensive Loss” and into “Interest expense, net” as the interest payments occur over the life of the 4.75% senior notes.

In 2013, in connection with the maturity of the 6.05% senior notes due March 15, 2013 and 5.875% senior notes due June 1, 2013, we terminated forward-starting interest rate swap agreements with an aggregate notional amount of $275.0 million. We paid $33.7 million in connection with the terminations, which we reclassify from “Accumulated other comprehensive loss” into “Interest expense, net” as the interest payments occur or if the interest payments are probable not to occur. During the second quarter of 2013, we determined that one forecasted interest payment was probable not to occur, and we reclassified $2.0 million from “Accumulated other comprehensive loss” to “Interest expense, net.” The termination payments are included in cash flows from financing activities on the consolidated statements of cash flows. We had no forward-starting interest rate swaps as of December 31, 2014 and 2013.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Commodity Price Risk
We are exposed to market risks related to the volatility of crude oil and refined product prices. In order to reduce the risk of commodity price fluctuations with respect to our crude oil and finished product inventories and related firm commitments to purchase and/or sell such inventories, we utilize commodity futures and swap contracts, which qualify and we designate as fair value hedges. Derivatives that are intended to hedge our commodity price risk, but fail to qualify as fair value or cash flow hedges, are considered economic hedges, and we record associated gains and losses in net income.

We entered into commodity swap contracts to hedge the price risk associated with the San Antonio Refinery. These contracts fixed the purchase price of crude oil and sale prices of refined products for a portion of the expected production of the San Antonio Refinery, thereby attempting to mitigate the risk of volatility of future cash flows associated with hedged volumes. These contracts qualified, and we designated them, as cash flow hedges. In anticipation of the San Antonio Refinery Sale, we concluded that all of the remaining forecasted sales were probable not to occur. Therefore, we discontinued cash flow hedging treatment for the related commodity contracts in December 2012 and incurred a loss of $21.7 million, which we reclassified from accumulated other comprehensive loss to “Loss from discontinued operations, net of tax.”
The volume of commodity contracts is based on open derivative positions and represents the combined volume of our long and short open positions on an absolute basis, which totaled 4.7 million barrels and 15.2 million barrels as of December 31, 2014 and 2013, respectively.
As of December 31, 2013, we had $3.3 million of margin deposits related to our derivative instruments and none as of December 31, 2014.
The fair values of our derivative instruments included in our consolidated balance sheets were as follows:

		Asset Derivatives		Liability Derivatives
	Balance Sheet Location	December 31,
		2014	2013	2014	2013
		(Thousands of Dollars)
Derivatives Designated as Hedging Instruments:
Commodity contracts	Other current assets	$5,609	$—	$—	$—
Commodity contracts	Accrued liabilities	—	—	—	(130)
Total		5,609	—	—	(130)

Derivatives Not Designated as Hedging Instruments:
Commodity contracts	Other current assets	38,704	16,168	(27,951)	(11,220)
Commodity contracts	Other long-term assets, net	—	15,883	—	(8,906)
Commodity contracts	Accrued liabilities	13,081	4,523	(17,704)	(6,626)
Commodity contracts	Other long-term liabilities	—	5,448	—	(7,023)
Total		51,785	42,022	(45,655)	(33,775)

Total Derivatives		$57,394	$42,022	$(45,655)	$(33,905)

Certain of our derivative instruments are eligible for offset in the consolidated balance sheets and subject to master netting arrangements. Under our master netting arrangements, there is a legally enforceable right to offset amounts, and we intend to settle such amounts on a net basis. The following are the net amounts presented on the consolidated balance sheets:

	December 31,
Commodity Contracts	2014	2013
	(Thousands of Dollars)
Net amounts of assets presented in the consolidated balance sheets	$16,362	$11,925
Net amounts of liabilities presented in the consolidated balance sheets	$(4,623)	$(3,808)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The earnings impact of our derivative activity was as follows:

Derivatives Designated as Fair Value Hedging Instruments	Income Statement Location	Amount of Gain (Loss) Recognized in Income on Derivative (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Hedged Item	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
		(Thousands of Dollars)
Year ended December 31, 2014:
Commodity contracts	Cost of product sales	$21,951	$(21,587)	$364

Year ended December 31, 2013:
Commodity contracts	Cost of product sales	$3,964	$(6,327)	$(2,363)

Year ended December 31, 2012:
Interest rate swaps	Interest expense, net	$17,345	$(17,345)	$—
Commodity contracts	Cost of product sales	(10,505)	12,139	1,634
Total		$6,840	$(5,206)	$1,634

Derivatives Designated as Cash Flow Hedging Instruments	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Income Statement Location (a)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
	(Thousands of Dollars)		(Thousands of Dollars)
Year ended December 31, 2014:
Interest rate swaps	$—	Interest expense, net	$(10,663)	$—

Year ended December 31, 2013:
Interest rate swaps	$7,213	Interest expense, net	$(7,570)	$—

Year ended December 31, 2012:
Interest rate swaps	$(17,069)	Interest expense, net	$(1,749)	$—
Commodity contracts	(77,200)	Loss from discontinued operations	(51,483)	4,010
Total	$(94,269)		$(53,232)	$4,010

(a)
Amounts are included in specified location for both the gain (loss) reclassified from accumulated OCI into income (effective portion) and the gain (loss) recognized in income on derivative (ineffective portion).

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Derivatives Not Designated as Hedging Instruments	Income Statement Location	Amount of Gain (Loss) Recognized in Income
		(Thousands of Dollars)
Year ended December 31, 2014:
Commodity contracts	Cost of product sales	$18,407

Year ended December 31, 2013:
Commodity contracts	Cost of product sales	$(5,323)
Commodity contracts	Loss from discontinued operations	(218)
Total		$(5,541)

Year ended December 31, 2012:
Commodity contracts	Revenues	$(7,654)
Commodity contracts	Cost of product sales	20,138
Commodity contracts	Loss from discontinued operations	6,176
Total		$18,660
For derivatives designated as cash flow hedging instruments, once a hedged transaction occurs, we reclassify the effective portion from AOCI to “Interest expense, net” for our forward-starting interest rate swaps or to “Loss from discontinued operations, net of tax” for our commodity contracts associated with the San Antonio Refinery. As of December 31, 2014, we expect to reclassify a loss of $9.8 million to “Interest expense, net” within the next twelve months.

19. RELATED PARTY TRANSACTIONS
The following table summarizes information pertaining to related party transactions:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
Revenues	$929	$14,897	$1,990
Operating expenses	$125,736	$122,677	$133,654
General and administrative expenses	$66,910	$58,602	$62,490
Interest income	$1,055	$6,113	$1,219
Revenues included in discontinued operations, net of tax	$528	$3,720	$3,390
Expenses included in discontinued operations, net of tax	$1,680	$6,051	$14,328
NuStar GP, LLC
Our operations are managed by NuStar GP, LLC, the general partner of our general partner. Under a services agreement between NuStar Energy and NuStar GP, LLC, employees of NuStar GP, LLC perform services for our U.S. operations. Certain of our wholly owned subsidiaries employ persons who perform services for our international operations.
GP Services Agreement. NuStar Energy and NuStar GP, LLC entered into a services agreement effective January 1, 2008 (the GP Services Agreement). The GP Services Agreement provides that NuStar GP, LLC will furnish administrative and certain operating services necessary to conduct the business of NuStar Energy. All employees providing services to both NuStar GP Holdings and NuStar Energy are employed by NuStar GP, LLC; therefore, NuStar Energy reimburses NuStar GP, LLC for all employee costs, other than the expenses allocated to NuStar GP Holdings (the Holdco Administrative Services Expense). The GP Services Agreement had an original termination date of December 31, 2014, which was subsequently renewed automatically and will continue to renew automatically every two years unless terminated by either party upon six months’ prior written notice.
We had a payable to NuStar GP, LLC of $15.1 million and $8.3 million as of December 31, 2014 and 2013, respectively, with both amounts representing payroll, employee benefit plan expenses and unit-based compensation. We also had a long-term payable to NuStar GP, LLC as of December 31, 2014 and 2013 of $33.5 million and $41.1 million, respectively, for amounts payable for retiree medical benefits and other post-employment benefits.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Non-Compete Agreement. On July 19, 2006, we entered into a non-compete agreement with NuStar GP Holdings, Riverwalk Logistics, L.P. and NuStar GP, LLC (the Non-Compete Agreement). The Non-Compete Agreement became effective on December 22, 2006 when NuStar GP Holdings ceased to be subject to the Amended and Restated Omnibus Agreement, dated March 31, 2006. Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. NuStar GP Holdings will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. With respect to any other business opportunities, neither the Partnership nor NuStar GP Holdings are prohibited from engaging in any business, even if the Partnership and NuStar GP Holdings would have a conflict of interest with respect to such other business opportunity.
Axeon
As a result of the 2014 Asphalt Sale, we ceased reporting transactions between us and Axeon as related party transactions in our consolidated financial statements on February 26, 2014.
Terminal Service Agreements. Simultaneously with the 2012 Asphalt Sale, we entered into four terminal service agreements with Axeon for our terminals in Wilmington, NC, Rosario, NM, Catoosa, OK and Houston, TX. Pursuant to the terms of the agreements, we provided aggregate storage capacity of 0.8 million barrels and blending services to Axeon for a service charge of $1.5 million per year. In addition, we had terminal service agreements with Axeon for our terminals in Jacksonville, FL, Dumfries, VA, and Baltimore, MD. Pursuant to the terms of the agreements, we provided aggregate storage capacity of approximately 0.6 million barrels to Axeon for a storage charge of approximately $6.3 million per year, plus applicable throughput and handling fees. As a result of the 2014 Asphalt Sale, these terminal service agreements were either amended or terminated. See Note 5 of the Notes to Consolidated Financial Statements in Item 8. “Financial Statements and Supplementary Data” for additional discussion.
Crude Oil Supply Agreement. We were a party to a crude oil supply agreement with Axeon (the Axeon Crude Oil Supply Agreement) that committed Axeon to purchase from us a minimum number of barrels of crude oil in a given year. The Axeon Crude Oil Supply Agreement terminated effective January 1, 2014. As of December 31, 2013, we had a receivable from Axeon of $50.7 million, mainly associated with crude oil sales under the Axeon Crude Oil Supply Agreement.
Services Agreements. NuStar GP, LLC and Axeon were a party to a services agreement, which provided that NuStar GP, LLC would furnish certain administrative and other operating services necessary to conduct the business of Axeon for an annual fee totaling $10.0 million, subject to adjustment (the Axeon Services Agreement). The Axeon Services Agreement terminated on June 30, 2014. In addition, NuStar GP, LLC and Axeon were a party to an employee services agreement, which provided that certain of NuStar GP, LLC employees provide employee-services to Axeon (the Axeon Employee Services Agreement). In exchange, Axeon reimbursed NuStar GP, LLC for the compensation expense of those employees. The Axeon Employee Services Agreement terminated on December 31, 2012, and effective January 1, 2013, those employees became employees of Axeon.

20. EMPLOYEE BENEFIT PLANS AND LONG-TERM INCENTIVE PLANS
Employee Benefit Plans
We rely on employees of NuStar GP, LLC to provide the necessary services to conduct our U.S. operations. NuStar GP, LLC sponsors various employee benefit plans.
The NuStar Pension Plan (the Pension Plan) is a qualified non-contributory defined benefit pension plan that provides eligible employees with retirement income as calculated under a cash balance formula. Under the cash balance formula, benefits are based on age, service and interest credits, and employees become fully vested in their benefits upon attaining three years of vesting service. Prior to January 1, 2014, eligible employees were covered under either a cash balance formula or a final average pay formula (FAP). Effective January 1, 2014, the Pension Plan was amended to freeze the FAP benefits as of December 31, 2013, and going forward, all eligible employees are covered under the cash balance formula discussed above.
NuStar GP, LLC also maintains an excess pension plan (the Excess Pension Plan) which is a nonqualified deferred compensation plan that provides benefits to a select group of management or other highly compensated employees of NuStar GP, LLC. The supplemental executive retirement plan terminated in 2014.
The NuStar Thrift Plan (the Thrift Plan) is a qualified defined contribution plan that became effective June 26, 2006. Participation in the Thrift Plan is voluntary and is open to substantially all NuStar GP, LLC employees upon their date of hire. Thrift Plan participants can contribute from 1% up to 30% of their total annual compensation to the Thrift Plan in the form of

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

pre-tax and/or after tax employee contributions. NuStar GP, LLC makes matching contributions in an amount equal to 100% of each participant’s employee contributions up to a maximum of 6% of the participant’s total annual compensation.

NuStar GP, LLC also maintains an excess thrift plan (the Excess Thrift Plan) that became effective July 1, 2006. The Excess Thrift Plan is a nonqualified deferred compensation plan that provides benefits to those employees of NuStar GP, LLC whose compensation and/or annual contributions under the Thrift Plan are subject to the limitations applicable to qualified retirement plans under the Code.
Neither the Excess Thrift Plan nor the Excess Pension Plan is intended to constitute either a qualified plan under the provisions of Section 401 of the Code or a funded plan subject to the Employee Retirement Income Security Act.
NuStar GP, LLC also sponsors a contributory medical benefits plan for employees that retired prior to April 1, 2014. For employees that retire on or after April 1, 2014, NuStar GP, LLC provides partial reimbursement for eligible third-party health care premiums.
We also maintain several other defined contribution plans for certain international employees located in Canada, the Netherlands and the United Kingdom. For the years ended December 31, 2014, 2013 and 2012, our costs for these plans totaled $2.7 million, $2.5 million and $2.6 million, respectively.
Long-Term Incentive Plans
NuStar GP, LLC sponsors the following:

•
The Fourth Amended and Restated 2000 Long-Term Incentive Plan (the 2000 LTIP), under which NuStar GP, LLC may award up to 3,250,000 NS common units. Awards under the 2000 LTIP can include NS unit options, restricted units, performance awards, distribution equivalent rights (DER) and contractual rights to receive common units. As of December 31, 2014, NS common units that remained available to be awarded totaled 1,441,988 under the 2000 LTIP.

•
The 2006 Long-Term Incentive Plan (the 2006 LTIP) under which NuStar GP Holdings may award up to 2,000,000 NSH units to employees, consultants and directors of NuStar GP Holdings and its affiliates, including us. Awards under the 2006 LTIP can include NSH unit options, performance awards, DER, restricted units, phantom units, unit grants and unit appreciation rights. As of December 31, 2014, a total of 1,527,164 NSH units remained available to be awarded under the 2006 LTIP.

The 2003 Employee Unit Incentive Plan (the UIP), under which NuStar GP, LLC awarded NS common units to employees of NuStar GP, LLC or its affiliates, terminated on June 16, 2013. The 2002 Unit Option Plan (the UOP), under which NuStar GP, LLC awarded NS unit options to officers and directors of NuStar GP, LLC or its affiliates, terminated on March 22, 2012.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The number of awards granted under the above-described plans were as follows:

	Year Ended December 31,
	2014		2013		2012
	Granted	Vesting	Granted	Vesting	Granted	Vesting
2000 LTIP:
Performance awards	28,841	(a)	38,786	(a)	33,445	(a)
Restricted units (b)	208,714	1/5 per year	269,182	1/5 per year	231,855	1/5 per year
Restricted units (grants to non-employee directors of NuStar GP, LLC)	7,009	1/3 per year	8,904	1/3 per year	8,170	1/3 per year
UIP:
Restricted units (c)	—	—	—	—	15,382	1/5 per year
2006 LTIP:
Restricted units	16,895	1/5 per year	18,620	1/5 per year	25,640	1/5 per year
Restricted units (grants to non-employee directors of NuStar GP Holdings) (d)	8,911	1/3 per year	13,183	1/3 per year	10,601	1/3 per year

(a)	Performance awards vest 1/3 per year if certain performance measures are met, as defined in the award agreements.

(b)
The 2000 LTIP restricted unit grants include 2,844 and 3,882 restricted unit awards granted to certain international employees for the years ended December 31, 2014 and 2013, respectively, that vest 1/3 per year, as defined in the award agreements.

(c)
The UIP restricted unit grants include 3,392 restricted unit awards granted to certain international employees for the year ended December 31, 2012, that vest 1/3 per year, as defined in the award agreements.

(d)	We do not reimburse NuStar GP, LLC for compensation expense relating to these awards.
Our share of compensation expense related to the benefit plans and long-term incentive plans sponsored by NuStar GP, LLC described above is as follows:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
Benefit plans	$11,385	$27,741	$32,003
Long-term incentive plans	$10,934	$7,369	$5,831

21. OTHER INCOME (EXPENSE)
Other income (expense) consisted of the following:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
Foreign exchange gains (losses)	$2,057	$7,707	$(1,429)
Gain (loss) from sale or disposition of assets	642	(524)	(1,522)
Loss on deconsolidation of Axeon	—	—	(23,800)
Other, net	1,800	158	2,062
Other income (expense), net	$4,499	$7,341	$(24,689)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

22. PARTNERS’ EQUITY
Issuance of Common Units
In September 2012, we issued 7,130,000 common units representing limited partner interests at a price of $48.94 per unit. We used the net proceeds from this offering of $343.9 million, including a contribution of $7.1 million from our general partner to maintain its 2% general partner interest, for general partnership purposes, including repayments of outstanding borrowings under our Revolving Credit Agreement and working capital purposes.
Accumulated Other Comprehensive Income (Loss)
The balance of and changes in the components included in “Accumulated other comprehensive income (loss)” were as follows:

	Foreign Currency Translation	Cash Flow Hedges	Total
	(Thousands of Dollars)
Balance as of January 1, 2012	$(3,925)	$(23,482)	$(27,407)
Other comprehensive income (loss) before reclassifications	9,579	(94,269)	(84,690)
Net loss reclassified into interest expense, net	—	1,749	1,749
Net loss reclassified into loss from discontinued operations	—	51,483	51,483
Other comprehensive income (loss)	9,579	(41,037)	(31,458)
Balance as of December 31, 2012	5,654	(64,519)	(58,865)
Other comprehensive (loss) income before reclassifications	(19,312)	7,213	(12,099)
Net loss reclassified into interest expense, net	—	7,570	7,570
Other comprehensive (loss) income	(19,312)	14,783	(4,529)
Balance as of December 31, 2013	(13,658)	(49,736)	(63,394)
Other comprehensive loss before reclassifications	(15,181)	—	(15,181)
Net loss reclassified into interest expense, net	—	10,663	10,663
Other comprehensive (loss) income	(15,181)	10,663	(4,518)
Balance as of December 31, 2014	$(28,839)	$(39,073)	$(67,912)
Other comprehensive loss attributable to the noncontrolling interest consisted of foreign currency translation adjustment losses of $0.4 million, $0.1 million and gains of $1.1 million, for the years ended December 31, 2014, 2013 and 2012, respectively.
Allocations of Net Income
General Partner. Our partnership agreement, as amended, sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders and general partner will receive. The partnership agreement also contains provisions for the allocation of net income and loss to the unitholders and the general partner. For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage interests. Normal allocations according to percentage interests are made after giving effect to priority income allocations, if any, in an amount equal to incentive cash distributions allocated 100% to the general partner.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table details the calculation of net income applicable to the general partner:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
Net income (loss) attributable to NuStar Energy L.P.	$210,773	$(273,770)	$(226,616)
Less general partner incentive distribution	43,220	43,220	41,242
Net income (loss) after general partner incentive distribution	167,553	(316,990)	(267,858)
General partner interest	2%	2%	2%
General partner allocation of net income (loss) after general partner incentive distribution	3,352	(6,338)	(5,356)
General partner incentive distribution	43,220	43,220	41,242
Net income applicable to general partner	$46,572	$36,882	$35,886

Cash Distributions
We make quarterly distributions of 100% of our available cash, generally defined as cash receipts less cash disbursements and cash reserves established by the general partner, in its sole discretion. These quarterly distributions are declared and paid within 45 days subsequent to each quarter-end. The limited partner unitholders are entitled to receive a minimum quarterly distribution of $0.60 per unit each quarter ($2.40 annualized). Our cash is first distributed 98% to the limited partners and 2% to the general partner until the amount distributed to our unitholders is equal to the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution for any prior quarter. Cash in excess of the minimum quarterly distributions is distributed to our unitholders and our general partner based on the percentages shown below.
Our general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds specified target levels shown below:

	Percentage of Distribution
Quarterly Distribution Amount per Unit	Unitholders	General Partner
Up to $0.60	98%	2%
Above $0.60 up to $0.66	90%	10%
Above $0.66	75%	25%

The following table reflects the allocation of total cash distributions to our general and limited partners applicable to the period in which the distributions were earned:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars, Except Per Unit Data)
General partner interest	$7,844	$7,844	$7,486
General partner incentive distribution	43,220	43,220	41,242
Total general partner distribution	51,064	51,064	48,728
Limited partners’ distribution	341,140	341,140	325,526
Total cash distributions	$392,204	$392,204	$374,254

Cash distributions per unit applicable to limited partners	$4.380	$4.380	$4.380

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes information related to our quarterly cash distributions:

Quarter Ended	Cash Distributions Per Unit	Total Cash Distributions (Thousands of Dollars)	Record Date	Payment Date
December 31, 2014 (a)	$1.095	$98,051	February 9, 2015	February 13, 2015
September 30, 2014	$1.095	$98,051	November 10, 2014	November 14, 2014
June 30, 2014	$1.095	$98,051	August 6, 2014	August 11, 2014
March 31, 2014	$1.095	$98,051	May 7, 2014	May 12, 2014

(a)	The distribution was announced on January 30, 2015.

23. NET INCOME (LOSS) PER UNIT
The following table details the calculation of earnings per unit:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars, Except Per Unit Data)
Net income (loss) attributable to NuStar Energy L.P.	$210,773	$(273,770)	$(226,616)
Less general partner distribution (including incentive distribution rights)	51,064	51,064	48,728
Less limited partner distribution	341,140	341,140	325,526
Distributions greater than earnings	$(181,431)	$(665,974)	$(600,870)

General partner earnings:
Distributions	$51,064	$51,064	$48,728
Allocation of distributions greater than earnings (2%)	(3,630)	(13,318)	(12,019)
Total	$47,434	$37,746	$36,709

Limited partner earnings:
Distributions	$341,140	$341,140	$325,526
Allocation of distributions greater than earnings (98%)	(177,801)	(652,656)	(588,851)
Total	$163,339	$(311,516)	$(263,325)

Weighted-average limited partner units outstanding	77,886,078	77,886,078	72,957,417

Net income (loss) per unit applicable to limited partners	$2.10	$(4.00)	$(3.61)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24. STATEMENTS OF CASH FLOWS
Changes in current assets and current liabilities were as follows:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
Decrease (increase) in current assets:
Accounts receivable	$72,298	$107,209	$160,435
Receivable from related parties	50,918	58,692	(113,018)
Inventories	82,075	31,975	112,589
Income tax receivable	(24)	414	2,921
Other current assets	3,809	25,725	(26,050)
Increase (decrease) in current liabilities:
Accounts payable	(153,671)	(96,330)	(43,451)
Payable to related party	837	6,922	(5,339)
Accrued interest payable	303	9,370	(6,092)
Accrued liabilities	22,980	(32,452)	11,259
Taxes other than income tax	4,341	(87)	(2,444)
Income tax payable	(1,448)	1,338	(563)
Changes in current assets and current liabilities	$82,418	$112,776	$90,247
The above changes in current assets and current liabilities differ from changes between amounts reflected in the applicable consolidated balance sheets due to:

•	the changes in assets held for sale being reflected in the line items to which the changes relate in the table above;

•	current assets and current liabilities acquired and disposed during the period;

•	the change in the amount accrued for capital expenditures; and

•	the effect of foreign currency translation.
Non-cash investing and financing activities for the years ended December 31, 2013 and 2012 mainly consist of changes in the fair values of our fixed-to-floating and forward-starting interest rate swaps.
Cash flows related to interest and income taxes were as follows:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
Cash paid for interest, net of amount capitalized	$129,377	$113,805	$110,679
Cash paid for income taxes, net of tax refunds received	$6,699	$11,386	$21,032

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25. INCOME TAXES
Components of income tax expense related to certain of our continuing operations conducted through separate taxable wholly owned corporate subsidiaries were as follows:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
Current:
U.S.	$(182)	$3,098	$4,416
Foreign	7,516	9,273	16,480
Total current	7,334	12,371	20,896

Deferred:
U.S.	1,889	1,687	7,494
Foreign	1,578	(1,305)	(3,940)
Total deferred	3,467	382	3,554

Total income tax expense	$10,801	$12,753	$24,450
The difference between income tax expense recorded in our consolidated statements of income and income taxes computed by applying the statutory federal income tax rate (35% for all years presented) to income before income tax expense is due to the fact that the majority of our income is not subject to federal income tax due to our status as a limited partnership.
The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows:

	December 31,
	2014	2013
	(Thousands of Dollars)
Deferred income tax assets:
Net operating losses	$35,698	$28,945
Environmental and legal reserves	664	433
Allowance for bad debt	1,261	—
Other	1,827	1,772
Total deferred income tax assets	39,450	31,150
Less: Valuation allowance	(14,532)	(12,237)
Net deferred income tax assets	24,918	18,913

Deferred income tax liabilities:
Property, plant and equipment	(47,797)	(40,494)

Net deferred income tax liability	$(22,879)	$(21,581)

Reported on the consolidated balance sheets as:
Deferred income tax asset	$4,429	$5,769
Deferred income tax liability	(27,308)	(27,350)
Net deferred income tax liability	$(22,879)	$(21,581)

As of December 31, 2014, our U.S. and foreign corporate operations have net operating loss carryforwards for tax purposes totaling approximately $90.0 million and $14.0 million, respectively, which are subject to various limitations on use and expire in years 2019 through 2024 for U.S. losses and in years 2018 and 2019 for foreign losses.
As of December 31, 2014 and 2013, we recorded a valuation allowance of $14.5 million and $12.2 million, respectively, related to our deferred tax assets. We estimate the amount of valuation allowance based upon our expectations of taxable income in the

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

various jurisdictions in which we operate and the period over which we can utilize those future deductions. The valuation allowance reflects uncertainties related to our ability to utilize certain net operating loss carryforwards before they expire. In 2014, the valuation allowance for the U.S. net operating loss remained the same and we increased the foreign net operating loss by $2.3 million, due to changes in our estimates of the amount of those loss carryforwards that will be realized, based upon future taxable income.
The realization of net deferred income tax assets recorded as of December 31, 2014 is dependent upon our ability to generate future taxable income in the United States. We believe it is more likely than not that the deferred income tax assets as of December 31, 2014 will be realized, based on expected future taxable income.
Grace Energy Corporation Matter
In connection with the settlement of a legal matter, we recognized a pre-tax gain of $28.7 million in 2012 within one of our taxable subsidiaries. As a result, we recorded related income tax expense of $10.1 million, resulting from the reduction of the related deferred income tax asset.
Canadian Income Tax Audit
During the second quarter of 2012, we recorded $1.0 million of additional income tax liability and $2.2 million of interest and penalties associated with an ongoing Canadian income tax audit for the years 2006 through 2011. We also recorded $1.3 million of Canadian withholding tax and $0.7 million of interest and penalties associated with the withholding tax liability related to interest payments made from our Canadian subsidiaries to a United States entity from 2003 to 2009. We believe that adequate provisions for uncertainties related to the Canadian audits have been reflected in the financial statements.

We settled Canadian income tax audits for the years 2006 through 2009.
St. Eustatius Tax Agreement
On February 22, 2006, we entered into a Tax and Maritime Agreement with the governments of St. Eustatius and the Netherlands Antilles (the 2005 Tax Agreement). The 2005 Tax Agreement was effective beginning January 1, 2005 and expired on December 31, 2014. Under the terms of the 2005 Tax Agreement, we agreed to make a one-time payment of 5.0 million Netherlands Antilles guilders (approximately $2.8 million) in full and final settlement of all of our liabilities, taxes, fees, levies, charges, or otherwise (including settlement of audits) due or potentially due to St. Eustatius. The 2005 Tax Agreement provides for annual minimum profit tax of 1.0 million Netherlands Antilles guilders (approximately $0.6 million), beginning as of January 1, 2005. To the extent the minimum annual profit tax exceeds 2% of taxable profit (as defined in the 2005 Tax Agreement), we can carry forward that excess to offset future tax liabilities. If the minimum annual profit tax is less than 2% of taxable profit, we agreed to pay that difference.
Effective January 1, 2011, the Netherlands Antilles ceased to exist, and St. Eustatius became part of the Netherlands. The Netherlands Tax Ministry (the Ministry) contends that as of January 2011, we are subject to real estate tax rather than profit tax as expressed in our 2005 Tax Agreement.  In 2013, the Ministry issued a property tax assessment for years 2011 through 2012. We objected to and appealed the assessment.  The Ministry later issued property tax assessments for the years 2013 and 2014, to which we have or will file similar objections. In 2013, we filed a lawsuit in the Netherlands civil court seeking to enforce the terms of our existing 2005 Tax Agreement.  In 2014, the Netherlands civil court determined that it did not have jurisdiction and deferred to the jurisdiction of the tax court. We have appealed this decision. In the tax court proceeding, a hearing was held in late 2014, and we expect a ruling in 2015. We believe it is likely that we will prevail.

26. SEGMENT INFORMATION

Our reportable business segments consist of pipeline, storage and fuels marketing. Our segments represent strategic business units that offer different services and products. We evaluate the performance of each segment based on its respective operating income, before general and administrative expenses and certain non-segmental depreciation and amortization expense. General and administrative expenses are not allocated to the operating segments since those expenses relate primarily to the overall management at the entity level. Our principal operations include the transportation of petroleum products and anhydrous ammonia, the terminalling and storage of petroleum products and the marketing of petroleum products. Intersegment revenues result from storage agreements with wholly owned subsidiaries of NuStar Energy at lease rates consistent with rates charged to third parties for storage. Related party revenues mainly result from storage agreements with our joint ventures.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Results of operations for the reportable segments were as follows:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
Revenues:
Pipeline:
Third parties	$477,030	$411,529	$340,455
Storage:
Third parties	537,142	518,253	517,699
Intersegment	26,435	32,044	59,168
Related party	929	6,252	1,199
Total storage	564,506	556,549	578,066
Fuels marketing:
Third parties	2,060,017	2,519,053	5,085,592
Related party	—	8,645	791
Total fuels marketing	2,060,017	2,527,698	5,086,383
Consolidation and intersegment eliminations	(26,435)	(32,044)	(59,168)
Total revenues	$3,075,118	$3,463,732	$5,945,736

Depreciation and amortization expense:
Pipeline	$77,691	$68,871	$52,878
Storage	103,848	99,868	88,217
Fuels marketing	16	27	11,253
Total segment depreciation and amortization expense	181,555	168,766	152,348
Other depreciation and amortization expense	10,153	10,155	7,441
Total depreciation and amortization expense	$191,708	$178,921	$159,789

Operating income (loss):
Pipeline	$245,233	$208,293	$158,590
Storage	183,104	(127,484)	198,842
Fuels marketing	24,805	(126)	(296,785)
Consolidation and intersegment eliminations	(32)	1,437	7,939
Total segment operating income	453,110	82,120	68,586
Less general and administrative expenses	96,056	91,086	104,756
Less other depreciation and amortization expense	10,153	10,155	7,441
Other asset impairment loss	—	—	3,295
Gain on legal settlement	—	—	(28,738)
Total operating income (loss)	$346,901	$(19,121)	$(18,168)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Revenues by geographic area are shown in the table below.

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
United States	$2,276,609	$2,340,694	$4,230,607
Netherlands	705,207	1,027,260	1,438,297
Other	93,302	95,778	276,832
Consolidated revenues	$3,075,118	$3,463,732	$5,945,736

For the years ended December 31, 2014, 2013 and 2012, Valero Energy Corporation accounted for approximately 9%, or $282.9 million, 15%, or $534.2 million, and 11%, or $668.1 million, of our consolidated revenues, respectively. These revenues were included in all of our reportable business segments. No other single customer accounted for 10% or more of our consolidated revenues.

Total amounts of property, plant and equipment, net by geographic area were as follows:

	December 31,
	2014	2013
	(Thousands of Dollars)
United States	$2,809,462	$2,635,792
Netherlands	451,564	467,660
Other	199,706	207,201
Consolidated long-lived assets	$3,460,732	$3,310,653

Total assets by reportable segment were as follows:

	December 31,
	2014	2013
	(Thousands of Dollars)
Pipeline	$1,962,821	$1,797,698
Storage	2,241,573	2,275,183
Fuels marketing	227,642	445,882
Total segment assets	4,432,036	4,518,763
Other partnership assets	486,760	513,423
Total consolidated assets	$4,918,796	$5,032,186

Capital expenditures, including acquisitions and investments in other noncurrent assets, by reportable segment were as follows:

	Year Ended December 31,
	2014	2013	2012
	(Thousands of Dollars)
Pipeline	$244,713	$165,096	$493,028
Storage	108,457	170,637	161,672
Fuels marketing	—	69	20,333
Other partnership assets	3,795	7,518	53,982
Total capital expenditures	$356,965	$343,320	$729,015

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
NuStar Energy has no operations, and its assets consist mainly of its investments in NuStar Logistics and NuPOP, both wholly owned subsidiaries. The senior and subordinated notes issued by NuStar Logistics are fully and unconditionally guaranteed by NuStar Energy and NuPOP. As a result, the following condensed consolidating financial statements are presented as an alternative to providing separate financial statements for NuStar Logistics and NuPOP.

Condensed Consolidating Balance Sheets
December 31, 2014
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Cash and cash equivalents	$923	$6	$—	$86,983	$—	$87,912
Receivables, net	—	47,038	18,347	143,093	—	208,478
Inventories	—	1,998	3,768	49,989	(42)	55,713
Other current assets	—	10,403	418	25,239	(116)	35,944
Assets held for sale	—	—	—	1,100	—	1,100
Intercompany receivable	—	1,438,675	—	—	(1,438,675)	—
Total current assets	923	1,498,120	22,533	306,404	(1,438,833)	389,147
Property, plant and equipment, net	—	1,820,126	559,808	1,080,798	—	3,460,732
Intangible assets, net	—	55,801	—	2,869	—	58,670
Goodwill	—	149,453	170,652	297,324	—	617,429
Investment in wholly owned subsidiaries	2,289,673	37,179	910,394	913,343	(4,150,589)	—
Investment in joint venture	—	—	—	74,223	—	74,223
Deferred income tax asset	—	—	—	4,429	—	4,429
Other long-term assets, net	673	279,058	26,329	8,106	—	314,166
Total assets	$2,291,269	$3,839,737	$1,689,716	$2,687,496	$(5,589,422)	$4,918,796
Liabilities and Partners’ Equity
Payables	$—	$60,687	$8,211	$108,286	$—	$177,184
Short-term debt	—	77,000	—	—	—	77,000
Accrued interest payable	—	33,340	—	5	—	33,345
Accrued liabilities	862	32,178	6,965	21,020	—	61,025
Taxes other than income tax	125	7,896	3,099	3,001	—	14,121
Income tax payable	—	—	4	2,629	(116)	2,517
Intercompany payable	506,160	—	751,023	181,492	(1,438,675)	—
Total current liabilities	507,147	211,101	769,302	316,433	(1,438,791)	365,192
Long-term debt	—	2,749,452	—	—	—	2,749,452
Long-term payable to related party	—	28,094	—	5,443	—	33,537
Deferred income tax liability	—	528	22	26,758	—	27,308
Other long-term liabilities	—	13,681	6,963	6,453	—	27,097
Total partners’ equity	1,784,122	836,881	913,429	2,332,409	(4,150,631)	1,716,210
Total liabilities and partners’ equity	$2,291,269	$3,839,737	$1,689,716	$2,687,496	$(5,589,422)	$4,918,796

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Balance Sheets
December 31, 2013
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Cash and cash equivalents	$904	$22,307	$—	$77,532	$—	$100,743
Receivables, net	—	87,899	13,281	231,220	(6)	332,394
Inventories	—	2,083	2,879	133,195	(10)	138,147
Other current assets	—	18,109	2,334	19,835	—	40,278
Assets held for sale	—	—	—	21,987	—	21,987
Intercompany receivable	—	1,521,552	—	—	(1,521,552)	—
Total current assets	904	1,651,950	18,494	483,769	(1,521,568)	633,549
Property, plant and equipment, net	—	1,556,893	573,694	1,180,066	—	3,310,653
Intangible assets, net	—	16,993	—	54,256	—	71,249
Goodwill	—	149,453	170,652	297,324	—	617,429
Investment in wholly owned subsidiaries	2,469,331	177,961	860,787	918,339	(4,426,418)	—
Investment in joint ventures	—	—	—	68,735	—	68,735
Deferred income tax asset	—	—	—	5,769	—	5,769
Note receivable from related party, net	—	165,440	—	—	—	165,440
Other long-term assets, net	611	118,254	26,331	14,166	—	159,362
Total assets	$2,470,846	$3,836,944	$1,649,958	$3,022,424	$(5,947,986)	$5,032,186
Liabilities and Partners’ Equity
Payables	$123	$84,533	$7,517	$214,909	$(6)	$307,076
Accrued interest payable	—	33,066	—	47	—	33,113
Accrued liabilities	585	18,850	6,133	13,064	—	38,632
Taxes other than income tax	125	6,272	2,873	475	—	9,745
Income tax payable	—	618	6	3,382	—	4,006
Intercompany payable	504,483	—	714,847	302,222	(1,521,552)	—
Total current liabilities	505,316	143,339	731,376	534,099	(1,521,558)	392,572
Long-term debt	—	2,655,553	—	—	—	2,655,553
Long-term payable to related party	—	35,696	—	5,443	—	41,139
Deferred income tax liability	—	—	—	27,350	—	27,350
Other long-term liabilities	—	4,961	306	6,511	—	11,778
Total partners’ equity	1,965,530	997,395	918,276	2,449,021	(4,426,428)	1,903,794
Total liabilities and partners’ equity	$2,470,846	$3,836,944	$1,649,958	$3,022,424	$(5,947,986)	$5,032,186

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2014
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$510,833	$229,211	$2,344,750	$(9,676)	$3,075,118
Costs and expenses	1,753	287,614	149,955	2,298,540	(9,645)	2,728,217
Operating (loss) income	(1,753)	223,219	79,256	46,210	(31)	346,901
Equity in earnings (loss) of subsidiaries	212,527	(12,798)	62,946	142,238	(404,913)	—
Equity in (loss) earnings of joint ventures	—	(8,278)	—	13,074	—	4,796
Interest (expense) income, net	—	(132,274)	89	959	—	(131,226)
Other income (expense), net	—	511	(37)	4,025	—	4,499
Income from continuing operations before income tax expense	210,774	70,380	142,254	206,506	(404,944)	224,970
Income tax expense	1	5	23	10,772	—	10,801
Income from continuing operations	210,773	70,375	142,231	195,734	(404,944)	214,169
Loss from discontinued operations, net of tax	—	(169)	—	(3,622)	—	(3,791)
Net income	210,773	70,206	142,231	192,112	(404,944)	210,378
Less net loss attributable to noncontrolling interest	—	—	—	(395)	—	(395)
Net income attributable to NuStar Energy L.P.	$210,773	$70,206	$142,231	$192,507	$(404,944)	$210,773

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Income (Loss)
For the Year Ended December 31, 2013
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$415,128	$218,591	$2,864,160	$(34,147)	$3,463,732
Costs and expenses	1,908	242,743	147,117	3,125,253	(34,168)	3,482,853
Operating (loss) income	(1,908)	172,385	71,474	(261,093)	21	(19,121)
Equity in (loss) earnings of subsidiaries	(271,862)	16,531	(347,808)	(281,327)	884,466	—
Equity in (loss) earnings of joint ventures	—	(49,599)	—	9,629	—	(39,970)
Interest (expense) income, net	—	(116,624)	(4,851)	469	—	(121,006)
Other (expense) income, net	—	(115)	(127)	7,583	—	7,341
(Loss) income from continuing operations before income tax expense	(273,770)	22,578	(281,312)	(524,739)	884,487	(172,756)
Income tax expense	—	579	8	12,166	—	12,753
(Loss) income from continuing operations	(273,770)	21,999	(281,320)	(536,905)	884,487	(185,509)
Loss from discontinued operations, net of tax	—	(12,317)	—	(86,845)	—	(99,162)
Net (loss) income	(273,770)	9,682	(281,320)	(623,750)	884,487	(284,671)
Less net loss attributable to noncontrolling interest	—	—	—	(10,901)	—	(10,901)
Net (loss) income attributable to NuStar Energy L.P.	$(273,770)	$9,682	$(281,320)	$(612,849)	$884,487	$(273,770)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Income (Loss)
For the Year Ended December 31, 2012
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$362,451	$210,712	$5,397,626	$(25,053)	$5,945,736
Costs and expenses	1,699	216,159	151,185	5,620,326	(25,465)	5,963,904
Operating (loss) income	(1,699)	146,292	59,527	(222,700)	412	(18,168)
Equity in (loss) earnings of subsidiaries	(224,917)	(361,830)	65,505	112,818	408,424	—
Equity in (loss) earnings of joint ventures	—	(16,117)	—	6,739	—	(9,378)
Interest expense, net	—	(76,311)	(12,546)	(459)	—	(89,316)
Other (expense) income, net	—	(26,596)	1,679	228	—	(24,689)
(Loss) income from continuing operations before income tax expense	(226,616)	(334,562)	114,165	(103,374)	408,836	(141,551)
Income tax expense	—	255	1,329	22,866	—	24,450
(Loss) income from continuing operations	(226,616)	(334,817)	112,836	(126,240)	408,836	(166,001)
Loss from discontinued operations, net of tax	—	(2,085)	—	(58,765)	(386)	(61,236)
Net (loss) income	(226,616)	(336,902)	112,836	(185,005)	408,450	(227,237)
Less net loss attributable to noncontrolling interest	—	—	—	(621)	—	(621)
Net (loss) income attributable to NuStar Energy L.P.	$(226,616)	$(336,902)	$112,836	$(184,384)	$408,450	$(226,616)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Comprehensive Income
For the Year Ended December 31, 2014
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$210,773	$70,206	$142,231	$192,112	$(404,944)	$210,378

Other comprehensive income (loss):
Foreign currency translation adjustment	—	3,723	—	(19,337)	—	(15,614)
Net loss reclassified into income on cash flow hedges	—	10,663	—	—	—	10,663
Total other comprehensive income (loss)	—	14,386	—	(19,337)	—	(4,951)

Comprehensive income	210,773	84,592	142,231	172,775	(404,944)	205,427
Less comprehensive loss attributable to noncontrolling interest	—	—	—	(828)	—	(828)
Comprehensive income attributable to NuStar Energy L.P.	$210,773	$84,592	$142,231	$173,603	$(404,944)	$206,255

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the Year Ended December 31, 2013
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net (loss) income	$(273,770)	$9,682	$(281,320)	$(623,750)	$884,487	$(284,671)

Other comprehensive income (loss):
Foreign currency translation adjustment	—	(3,090)	—	(16,274)	—	(19,364)
Net unrealized gain on cash flow hedges	—	7,213	—	—	—	7,213
Net loss reclassified into income on cash flow hedges	—	7,570	—	—	—	7,570
Total other comprehensive income (loss)	—	11,693	—	(16,274)	—	(4,581)

Comprehensive (loss) income	(273,770)	21,375	(281,320)	(640,024)	884,487	(289,252)
Less comprehensive loss attributable to noncontrolling interest	—	—	—	(10,953)	—	(10,953)
Comprehensive (loss) income attributable to NuStar Energy L.P.	$(273,770)	$21,375	$(281,320)	$(629,071)	$884,487	$(278,299)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the Year Ended December 31, 2012
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net (loss) income	$(226,616)	$(336,902)	$112,836	$(185,005)	$408,450	$(227,237)

Other comprehensive loss:
Foreign currency translation adjustment	—	—	—	10,677	—	10,677
Net unrealized loss on cash flow hedges	—	(17,069)	—	(77,200)	—	(94,269)
Net loss reclassified into income on cash flow hedges	—	1,749	—	51,483	—	53,232
Total other comprehensive loss	—	(15,320)	—	(15,040)	—	(30,360)

Comprehensive (loss) income	(226,616)	(352,222)	112,836	(200,045)	408,450	(257,597)
Less comprehensive income attributable to noncontrolling interest	—	—	—	477	—	477
Comprehensive (loss) income attributable to NuStar Energy L.P.	$(226,616)	$(352,222)	$112,836	$(200,522)	$408,450	$(258,074)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2014
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$390,543	$221,422	$111,931	$333,936	$(539,309)	$518,523
Cash flows from investing activities:
Capital expenditures	—	(273,785)	(14,625)	(68,555)	—	(356,965)
Change in accounts payable related to capital expenditures	—	8,741	789	(4,627)	—	4,903
Proceeds from sale or disposition of assets	—	651	22	25,339	—	26,012
Increase in note receivable from related party	—	(13,328)	—	—	—	(13,328)
Investment in subsidiaries	(23)	—	13,340	—	(13,317)	—
Other, net	23	(45)	—	(831)	—	(853)
Net cash used in investing activities	—	(277,766)	(474)	(48,674)	(13,317)	(340,231)
Cash flows from financing activities:
Debt borrowings	—	1,318,619	—	—	—	1,318,619
Debt repayments	—	(1,121,670)	—	—	—	(1,121,670)
Distributions to unitholders and general partner	(392,204)	(245,127)	(147,077)	(147,105)	539,309	(392,204)
Contributions from (distributions to) affiliates	—	—	—	(13,340)	13,340	—
Net intercompany borrowings (repayments)	1,680	83,387	35,620	(120,687)	—	—
Other, net	—	(1,166)	—	8,259	(23)	7,070
Net cash (used in) provided by financing activities	(390,524)	34,043	(111,457)	(272,873)	552,626	(188,185)
Effect of foreign exchange rate changes on cash	—	—	—	(2,938)	—	(2,938)
Net increase (decrease) in cash and cash equivalents	19	(22,301)	—	9,451	—	(12,831)
Cash and cash equivalents as of the beginning of the period	904	22,307	—	77,532	—	100,743
Cash and cash equivalents as of the end of the period	$923	$6	$—	$86,983	$—	$87,912

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2013
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$390,002	$210,742	$84,490	$192,228	$(392,243)	$485,219
Cash flows from investing activities:
Capital expenditures	—	(224,798)	(19,049)	(99,473)	—	(343,320)
Change in accounts payable related to capital expenditures	—	(9,700)	824	3,492	—	(5,384)
Proceeds from sale or disposition of assets	—	118,806	35	165	—	119,006
Increase in note receivable from related party	—	(80,961)	—	—	—	(80,961)
Investment in subsidiaries	(302)	527	—	3	(228)	—
Other, net	302	(604)	—	—	—	(302)
Net cash used in investing activities	—	(196,730)	(18,190)	(95,813)	(228)	(310,961)
Cash flows from financing activities:
Debt borrowings	—	1,738,451	—	—	—	1,738,451
Debt repayments	—	(1,866,282)	(250,000)	(34,461)	—	(2,150,743)
Proceeds from note offerings, net of issuance costs	—	686,863	—	—	—	686,863
Distributions to unitholders and general partner	(392,204)	(392,204)	—	(39)	392,243	(392,204)
Payments for termination of interest rate swaps	—	(33,697)	—	—	—	(33,697)
Contributions from (distributions to) affiliates	—	302	—	(530)	228	—
Net intercompany (repayments) borrowings	(3,880)	(128,277)	183,700	(51,543)	—	—
Other, net	(47)	2,027	—	—	—	1,980
Net cash (used in) provided by financing activities	(396,131)	7,183	(66,300)	(86,573)	392,471	(149,350)
Effect of foreign exchange rate changes on cash	—	—	—	(7,767)	—	(7,767)
Net (decrease) increase in cash and cash equivalents	(6,129)	21,195	—	2,075	—	17,141
Cash and cash equivalents as of the beginning of the period	7,033	1,112	—	75,457	—	83,602
Cash and cash equivalents as of the end of the period	$904	$22,307	$—	$77,532	$—	$100,743

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2012
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$363,639	$86,333	$81,700	$149,369	$(381,838)	$299,203
Cash flows from investing activities:
Capital expenditures	—	(292,873)	(16,114)	(101,608)	—	(410,595)
Acquisitions	—	(201,610)	—	(114,200)	—	(315,810)
Investment in other long-term assets	—	—	—	(2,610)	—	(2,610)
Proceeds from sale or disposition of assets	—	441,442	4,537	32,947	—	478,926
Increase in note receivable from related party	—	(95,711)	—	—	—	(95,711)
Investment in subsidiaries	(337,123)	(114,200)	—	(34)	451,357	—
Net cash used in investing activities	(337,123)	(262,952)	(11,577)	(185,505)	451,357	(345,800)
Cash flows from financing activities:
Debt borrowings	—	2,621,025	—	—	—	2,621,025
Debt repayments	—	(2,470,355)	(250,000)	—	—	(2,720,355)
Proceeds from note offering, net of issuance costs	—	247,398	—	—	—	247,398
Proceeds from issuance of common units, net of issuance costs	336,415	—	—	—	—	336,415
Contributions from general partner	7,121	—	—	—	—	7,121
Distributions to unitholders and general partner	(365,279)	(365,279)	—	(16,567)	381,846	(365,279)
Payments for termination of interest rate swaps	—	(5,678)	—	—	—	(5,678)
Contributions from (distributions to) affiliates	—	337,123	—	114,234	(451,357)	—
Net intercompany borrowings (repayments)	2,254	(177,851)	179,877	(4,272)	(8)	—
Other, net	(133)	(9,845)	—	—	—	(9,978)
Net cash (used in) provided by financing activities	(19,622)	176,538	(70,123)	93,395	(69,519)	110,669
Effect of foreign exchange rate changes on cash	—	1,179	—	854	—	2,033
Net increase in cash and cash equivalents	6,894	1,098	—	58,113	—	66,105
Cash and cash equivalents as of the beginning of the period	139	14	—	17,344	—	17,497
Cash and cash equivalents as of the end of the period	$7,033	$1,112	$—	$75,457	$—	$83,602

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes quarterly financial data for the years ended December 31, 2014 and 2013:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Thousands of Dollars, Except Per Unit Data)
2014:
Revenues	$849,213	$749,745	$794,422	$681,738	$3,075,118
Operating income	$81,103	$89,354	$95,098	$81,346	$346,901
Income from continuing operations	$42,996	$57,187	$59,117	$54,869	$214,169
(Loss) income from discontinued operations, net of tax	(3,359)	(1,788)	2,831	(1,475)	(3,791)
Net income	$39,637	$55,399	$61,948	$53,394	$210,378
Net income (loss) per unit applicable to limited partners:
Continuing operations	$0.40	$0.58	$0.61	$0.55	$2.14
Discontinued operations	(0.04)	(0.02)	0.03	(0.01)	(0.04)
Total	$0.36	$0.56	$0.64	$0.54	$2.10
Cash distributions per unit applicable to limited partners	$1.095	$1.095	$1.095	$1.095	$4.380

2013:
Revenues	$998,186	$902,014	$778,145	$785,387	$3,463,732
Operating income (loss)	$63,358	$76,972	$68,751	$(228,202)	$(19,121)
Income (loss) from continuing operations	$19,599	$34,712	$35,682	$(275,502)	$(185,509)
Income (loss) from discontinued operations, net of tax	4,805	(1,743)	(2,446)	(99,778)	(99,162)
Net income (loss)	$24,404	$32,969	$33,236	$(375,280)	$(284,671)
Net income (loss) per unit applicable to limited partners:
Continuing operations	$0.10	$0.30	$0.31	$(3.60)	$(2.89)
Discontinued operations	0.07	(0.02)	(0.03)	(1.13)	(1.11)
Total	$0.17	$0.28	$0.28	$(4.73)	$(4.00)
Cash distributions per unit applicable to limited partners	$1.095	$1.095	$1.095	$1.095	$4.380